Kellwood Company

2003 Annual Report


O Sag Harbor®
O Bill Burns®

everywhere everywear

Kellwood's brands are EVERYWEAR — from corporate offices to street basketball games, we design and market products that fit the needs of almost any consumer. Whether it's through a Kellwood-owned brand, a product license or a private label, Kellwood products find their way into the daily routines of American consumers EVERYWHERE. Our brands reach the consumer through a multitude of retail channels, including department, mass, specialty, mail order and discount stores by providing products designed to meet the needs of their intended audience. At Kellwood, building the best brands for your needs is what drives us — you'll find that we're EVERYWEAR.

Mission

To build on our cornerstone of diversification, fashion and value to enhance our position as a premier marketer of branded soft goods that appeal to a broad spectrum of consumers.

Contents

Financial Highlights

(Amounts in millions, except per share data)	2003	2002[1],[4]	2001	2000[1]	1999[1],[2]
Fiscal year ended	**1/31/04**	2/1/03	2/2/02	2/3/01	1/29/00
Net sales	**$2,346.5**	$2,166.6	$2,281.8	$2,362.2	$2,193.7
Costs and expenses:					
Cost of products sold	**1,845.2**	1,733.6[3]	1,851.2	1,881.0	1,722.6
Selling, general and administrative	**357.6**	324.4	327.3	353.0	327.9
Amortization of goodwill and intangible assets	**9.5**	5.8	9.4	8.3	9.1
Provision for business and facilities realignment	—	12.1[3]	—	—	6.8
Pension income and plan termination	—	—	—	(13.2)	(5.5)
Goodwill impairment charge	—	—	—	—	48.9
Merger costs	—	—	—	—	5.3
Interest expense	**25.1**	27.9	34.8	32.6	30.7
Interest (income) and other, net	**(1.4)**	(0.1)	(1.2)	1.5	(3.2)
Earnings before income taxes	**110.5**	62.9	60.3	99.0	51.1
Net earnings from continuing operations	**72.6**	41.3	37.7	60.8	10.0
Net earnings (loss) from discontinued operations[5]	**(1.5)**	0.7	—	—	—
Net earnings	**$ 71.1**	$ 42.0	$ 37.7	$ 60.8	$ 10.0
Weighted average shares outstanding:					
Basic	**26.5**	24.6	22.8	23.6	27.5
Diluted	**27.1**	24.9	22.9	23.7	27.8
Earnings (loss) per share:					
Basic:					
Continuing operations	**$ 2.74**	$ 1.68	$ 1.66	$ 2.57	$ .36
Discontinued operations[5]	**(.06)**	.03	—	—	—
Net earnings	**$ 2.68**	$ 1.71	$ 1.66	$ 2.57	$ .36
Diluted:					
Continuing operations	**$ 2.68**	$ 1.66	$ 1.65	$ 2.57	$ .36
Discontinued operations[5]	**(.06)**	.03	—	—	—
Net earnings	**$ 2.62**	$ 1.69	$ 1.65	$ 2.57	$ .36
Cash dividends declared	**$ .64**	$ .64	$ .64	$ .64	$ .64

[1] The impact of restructuring and business realignment, pension income and plan termination gain, goodwill impairment charge and merger costs is as follows:

	2003	2002	2001	2000	1999[2]
Total pretax impact	$ —	$ (15.0)[3]	$ —	$ 13.2	$ (55.5)
Net earnings	—	(9.7)	—	8.1	(53.2)
Earnings per Share:					
Basic	$ —	$ (.40)	$ —	$ .34	$ (1.94)
Diluted	$ —	$ (.39)	$ —	$ .34	$ (1.91)

[2] In August 1999 the Company changed its fiscal year-end from April 30 to the Saturday closest to January 31. This page presents certain unaudited financial information for 1999 as if the Company's year-end had been the Saturday closest to January 31 throughout this period.

[3] In 2002 the Company made the decision to implement realignment actions. These actions impacted 2002 earnings by $15 before tax ($9.7 after tax, or $0.39 per share) including $2.9 recorded in cost of products sold and $12.1 recorded as a provision for business and facilities realignment.

[4] Pursuant to Statement of Financial Accounting Standards No. 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting standard, goodwill is no longer amortized.

[5] During fiscal 2003, the Company decided to discontinue their True Beauty by Emme® operations and sold their Domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

"Our growth will continue to be driven by acquisitions and new initiatives, and our existing core business units. As taste levels continue to evolve, and we focus on meeting the lifestyle needs of each consumer, Kellwood will change and make the appropriate adaptations to our portfolio of brands."

Hal J. Upbin
Chairman and
Chief Executive Officer



Letter to Shareowners, Associates, and Customers

Sales for 2003 were $2.3 billion, up $180 million, or 8 percent, from last year. Net earnings from continuing operations increased 76 percent to $72.6 million, or $2.68 per diluted share.

- Kellwood's EBITDA margin hit 7.3 percent of sales, moving one percent closer to our goal of 9 percent in 2006,
- Total debt at year-end was down $31 million and now represents only 30 percent of total capital — a record low,
- Cash at year-end was approximately $180 million,
- Inventory days were down from last year to 53 days, a new record for Kellwood, and most certainly one of the lowest days supply in our industry,
- Kellwood's return on average capital was 22 percent, well on its way to our 2006 goal of 24 percent, and
- Finally, our return on equity was 12 percent, moving closer toward our goal of 16 percent in 2006.

We are pleased with the progress Kellwood achieved in 2003, however, the challenge to increase sales and improve profitability always remains. We continue to fine tune our mix of individual brands and divisions — removing what no longer works and adding enhancements to make our portfolio better — so Kellwood can be one of the best companies in its industry.

Just as there is a product life cycle, there is a company life cycle — the difference being — one can change the longevity of a company. It doesn't have to enter the decline stage and fade away as so many companies do. This is done through strategic transformation — taking a hard look at where the company is and what is happening in the universe in which it operates — the economy, its retail customers, consumers, controllable and uncontrollable factors. And, doing what the company needs to do to survive and grow.

Over the years, when it was necessary, Kellwood has transformed itself time and time again. Our origin dates back to the early Sixties when Kellwood was created to manufacture a variety of products for a sole retailer — Sears. We were successful with that business model for over 20 years. However, the retailer's merchandising strategy changed, and we learned very quickly if we were to remain viable, Kellwood needed to adapt fast and develop a new business structure.

In the following decade, Kellwood embarked on an acquisition strategy, which continues today, to diversify its products and retail customer base. We became a consortium of companies and brands, each marching to its own drum with Kellwood acting as the parent or holding company.

In time, market and financial considerations indicated the need for another iteration for Kellwood. In the late Nineties, Kellwood took the shape of an operating company by streamlining its infrastructure and building systems that would service all divisions — eliminating redundant functions at the business unit level and increasing shareowner value.

Now we sit on the portal of being a marketing company — because that is the future. Our goal today is to create value by leveraging the diversity and strengths of Kellwood's brands.

Just as a true merchant needs to edit his offerings, we have edited our businesses, culling the very best for our consumers, retailers, and shareowners. Last year we exited certain businesses that no longer met the Company's financial objectives and we simultaneously expanded and developed many new initiatives.

Marketing Initiatives

Before we discuss our new ventures, I want to point out our stock price achieved a 72 percent increase on a year-to-year basis for January 31 from $23.73 to $40.81, which is truly exceptional. I bring this up because our stock price is the market's assessment of the future earnings and cash flow capability of Kellwood, and the main thing our investors care about: 'What are you going to do for me tomorrow?'

As most of you know, we have been very aggressive in adding new brands, businesses, licenses, and marketing initiatives to the Kellwood portfolio.

- Last year we entered into a licensing agreement with Phillips-Van Heusen to develop the IZOD® brand for women's sportswear, and have extended the agreement to include IZOD handbags and small accessories, and swimwear for women. The IZOD program has been extremely successful as an exclusive with the May Company Department Stores.

- We completed our first full year with Briggs New York® in our moderate brand portfolio, which was an important contributor to our growth in sales and earnings for the year. Briggs has a strong, loyal customer base of women who want key silhouettes in clean lines and comfortable fabrications.

- One of our core competencies is developing suit and dress collections. Our Liz Claiborne® license for this category has been well received by department stores and consumers alike.

- We are approaching our first year with the XOXO® license for junior sportswear. This image driven, aspirational and trendy collection has experienced a strong resurgence with stores and consumers since Kellwood has acquired the license, and we have extended the agreement to cover lingerie and sleepwear.

- Our licensed Calvin Klein® better sportswear collection with its targeted distribution is hitting the better department stores this spring as we go to press. And, first sales reports indicate it is being very well received by consumers.

- During the year, we ventured into the $10 billion streetwear market through two licenses, Run Athletics,™ for men's athletic wear, and Def Jam University,™ sportswear for young men and juniors.

- Subsequent to year-end 2003, we entered into a licensing agreement with Oscar de la Renta to design and market O Oscar,™ a moderately-priced women's sportswear line. The collection will debut in department stores this fall and is the only designer label of its kind available in the moderate tier.

- And, as widely speculated throughout last year, we did indeed acquire Phat Fashions, LLC, and its prized Phat Farm® and Baby Phat® brands in February 2004. We are honored to count Russell and Kimora Lee Simmons as the newest members of the Kellwood team.

We have brought many incredible business ventures into the realm of Kellwood. We believe we are investing in the future of the Company with this myriad of branding opportunities. I want to emphasize 'investing' because it typically takes three years for a new brand or label to produce the level of sales and operating income we have come to expect.

"We have brought many incredible business ventures into the realm of Kellwood. We believe we are investing in the future of the Company with this myriad of branding opportunities. I want to emphasize 'investing' because it typically takes three years for a new brand or label to produce the level of sales and operating income we have come to expect."

Issues and Answers

Several of our new marketing initiatives are licensing arrangements. Since most of these licensed brands enjoy a high profile, some of you may be confused in thinking Kellwood is becoming a company of licenses. Let me put your mind at ease if your concern is licensing vulnerability. If you add up all the revenues produced by our licensing arrangements, the total would represent no more than 25 percent of Kellwood's net sales.

But there are issues we should discuss.

Our industry continues to experience sales price deflation at retail and wholesale — and this is not going away. I don't understand why our sector continues to host seminars on this topic 'how do we get the consumer to pay full price'? The consumer has been conditioned to wait to buy on sale.

We do need to see steady job growth to trigger consumer spending with Kellwood's core customer who buys fashion at moderate price points. However, 80 percent of total retail apparel sales are made at a retail selling price of under $40. This is Kellwood's playing field, which is why so many of the industry's talented professionals want to join our team, and why our competitors are attempting to imitate our portfolio structure.

Economic trends are favoring higher income households, so we are consciously adjusting our sales mix to include more apparel offerings at better price points, which in turn yield higher gross margins and profitability.

Private label is becoming less important and less desirable for apparel marketers as more and more retailers are pulling proprietary programs in house. Yet our research shows brands are not as important as they once were with consumers. Fit, value, style, and comfort rule.

The answer to all of these issues is finding balance and having a fashion and product diversity strategy.

Balance? Kellwood sells eight of the top ten apparel retailers in the United States. The only two retailers in the top ten we don't sell are the Gap and Old Navy who handle their own production directly. These top ten retailers account for 40 percent of total industry sales. And, Kellwood sales for 2003 to this group account for 49 percent — which puts us exactly where we want to be.

Uncertainties surrounding the elimination of quotas could make 2004 a challenging year. However, our sourcing team is on top of the situation and we will manage through it.

Kellwood Trading Limited is only in its second year of operations and we have barely touched the sourcing capabilities of our international division. As we source more and more of our production through our own operations, we stand to gain exponentially as the productivity efficiencies and savings will translate to our bottom line.

Management Update

In 2001, we established the Office of the Chairman as a forum to develop top management strategy and to create a succession plan to assure the continuation of Kellwood's ability to provide outstanding leadership to achieve its goals.

As an outgrowth of that forum, I am pleased to report Robert C. Skinner, Jr., was named president and chief operating officer of Kellwood December 1, 2003. Formerly, he held the post of Kellwood corporate vice president since March 2002, with the overall responsibility for the Company's menswear, intimate apparel, and childrenswear businesses.

Prior to joining Kellwood as president of the Company's menswear division in October 2000, Bob served as president of Oxford Shirt Group for 13 years, and corporate vice president of Oxford Industries for his last two years there.

If you haven't had the opportunity to get acquainted with Bob, you will. His profile follows my letter.

Two other members of the Office of the Chairman were recognized in December for their contributions toward the success and growth of Kellwood.

W. Lee Capps III added the title of executive vice president finance to his current position of Kellwood chief financial officer, a post he has held since December 2000. Formerly, he was senior vice president finance and CFO.

Stephen L. Ruzow also was elected executive vice president in addition to his current post of president Kellwood Womenswear. Steve is responsible for the overall direction and management of the Company's womenswear divisions. Formerly, he was corporate vice president and president Womenswear.

We are fortunate to have executives of the caliber and integrity of Bob, Lee, and Steve. The Board and I appreciate their support and their dedication to Kellwood's future.

Outlook

Our growth will continue to be driven by acquisitions and new initiatives, and our existing core business units. As taste levels continue to evolve, and we focus on meeting the lifestyle needs of each consumer, Kellwood will change and make the appropriate adaptations to our portfolio of brands. This will enable us to continue to thrive, and will benefit all of us — our associates, retail partners, and investors.

Kellwood has demonstrated over the years its unique ability to evolve to meet the ever-changing demands of the consumer and the needs of our retail customers. Flip through the next few pages to view our 'wears'. You will see the strategic transformation of Kellwood, and we think you will agree when we say Kellwood everywhere, everywear.

Hal J. Upbin
Chairman and Chief Executive Officer
April 12, 2004

Meet Bob Skinner, Kellwood's New President and Chief Operating Officer

As a marketing company, Kellwood requires a different kind of leadership style — a style that can unleash the branding power hidden within the Company.

As Kellwood's new president and chief operating officer, Bob Skinner has been charged with the responsibility to build brands at Kellwood and set a strategic planning protocol across every division, so that each division has the talent and resources needed to be successful in a branded environment.

Under his tutelage, Kellwood has already added several brands, brand extensions, and licenses to its portfolio including Phat Farm,® Oscar de la Renta® Pink Label for intimates, IZOD® swimwear, Sag Harbor® sleepwear, Run Athletics™ and Def Jam University™ for the young men's and juniors markets.

His understanding of operations as well as brand development will continue to lead the way for growth and profitability. His efforts to date have strengthened and rebuilt our men's and intimate apparel businesses, and introduced us to the childrenswear arena through our Gerber Childrenswear acquisition.

"In today's apparel and retail environment, the gold standard companies will be those who are managed in a superior manner. Competitive and retail pressures, and consumers' wide variety of choices, demand we have the best people, the right products, and the compelling brands in place to continue to excel. Over the past year, we have worked with every Kellwood company to set up the parameters and disciplines to achieve continued success. Now it is time to perform on a sustained basis to capitalize on our unique combination of fashion, value and diversification. I am excited about Kellwood's prospects and confident in our abilities."



Robert C. Skinner, Jr.
President and
Chief Operating Officer

street


PHAT FARM
Phat Farm®



club
XOXO


sleep
○ Sag Harbor®


○ David Meister™



evening

casual


O David Brooks®


Northern Isles®


○ Izod
swim


under
© Oscar de la Renta Pink Label™


career
O Calvin Klein


O Claiborne® Dress Shirt

active


○ Kelty®
○ Sierra Designs®


Gerber®

childrens



KELLWOOD:
everywhere everywear

This past year was a dynamic and exciting one for our Womenswear, Menswear, and Other Soft Goods segments, and 2004 promises to be just as fast-paced. Our strategies to pursue acquisitions, balance our product portfolio, and modernize our product offerings permeate all three sectors. As mentioned earlier, Kellwood will also continue to review any marginal business unit to rectify challenges, or develop an exit strategy if appropriate.

We are focused on changing our sales mix to include higher priced branded businesses as well as better-priced collections which usually allow for greater margins. However, this doesn't mean Kellwood intends to abandon its supremacy in the moderate market. One of the best ways to grow is to find voids in the market place, and tap into these pockets of unmet consumer demands.

Let's take a look at the highlights within each group.

Womenswear

Sales for our Womenswear portfolio increased 7 percent to $1.4 billion for 2003, and represent 60 percent of Kellwood revenues. With the new initiatives launched and actions taken in 2003, Kellwood's Womenswear is positioned for performance and continued growth in 2004 and beyond.

Growth last year was achieved primarily through Briggs New York,® which was acquired in February 2003. Sales increases from new business were tempered by the discontinuance of certain private label and branded programs that no longer provided the financial returns required.

The moderate category captures 80 percent of total women's apparel sales in the United States, and is Kellwood's core strength. Kellwood owns three of the four top moderate brands: Sag Harbor,® Koret,® and Briggs New York.® The Sag Harbor® lifestyle brand continues to excel through product extensions and new licensing opportunities. With the important rise of casualwear among women, the Sag Harbor Sport line, which was introduced in 1998 is expected to generate 25 percent of the brand's revenues for 2004.

This fall Sag Harbor will feature a new look for the first time in a national advertising campaign. The campaign for print and outdoor is scheduled to break in September.

Koret continues to update its collections for the post-boomer woman with touches she will appreciate. The company also developed and launched a more modern related separates line for the 30-plus woman under the Beliza™ label which debuted in department stores for Spring 2004.

Under a licensing arrangement, Koret's design studio is introducing Dockers® Women's Tops for Fall 2004. With a 32 percent market share, tops is the largest category of total U.S. apparel sales. Tops presents a great opportunity for Koret to extend its design capabilities through the Dockers brand name.

In an effort to reach a younger demographic, Briggs New York developed an updated pants and skirts collection under the Pantology™ brand, which has been well received by retailers.

Liz Claiborne® Dresses and Suits



Briggs New York®



Pink Poodle™



One of our newest initiatives, O Oscar,™ an Oscar de la Renta Company, is creating a new energy in the moderate arena by being the first truly designer brand for the mid-tier market. The collection premieres in department stores across the country this fall, and offers consumers a very feminine, Latin influenced look, which our research shows appeals to many women in various demographic groups. The O Oscar brand provides these consumers with the ability to participate in the Oscar de la Renta lifestyle that they admire and respect. The launch will also be supported by a national advertising program.

Designer David Meister continues to expand his signature look through his sportswear collection, which was well received by upscale department and specialty stores in fall 2003. His designed collection, which began with eveningwear, quickly moved into a daytime dress extension, followed by the sportswear line. Currently, David Meister is exploring additional categories for development by launching a licensing program.



IZOD® women's sportswear continues to exceed plan at retail. This consumer has voted with her purchase that IZOD satisfies a wardrobing void in her closet. Capitalizing on the demand for IZOD women's sportswear, the brand is being expanded into three targeted categories: IZOD jeans, IZOD Movement, which is called 'athleisure' in the industry, and IZOD golf.

Jeans will offer the IZOD woman a wide selection of denim products with a variety of details in pockets, cuts, and shapes. IZOD Movement provides clothing for her active lifestyle from yoga and Pilates classes to running errands and out with the family on weekend activities. IZOD Golf is a sport line offered through department stores at more affordable price points, and differs from IZOD's professional golf shop line.

The luxurious Bill Burns® collection is slated to relaunch in spring 2005. There still is a niche market for the woman who requires a wardrobe defined by sumptuous fabrics and fine designer details, yet it is becoming more and more difficult for this consumer to find these quality features in an apparel line at retail.

New Campaign



My Michelle®



Koret®



Menswear

Our Menswear sector delivered a 20 percent increase in sales for the year, hitting a new high of $472 million in revenues. The men's category represents 29 percent of the entire U.S. apparel market, yet only 20 percent of Kellwood total sales. Because Kellwood is under penetrated in this market, Menswear provides one of our best opportunities for growth.

It is our goal for Menswear to be a 50 percent branded business by fiscal 2005. With the purchase of Phat Fashions this past February, and other licensing programs, we are well on our way to achieving our goal.

The return of a more dressed look for men is benefiting our dress shirt businesses. Smart Shirts Ltd., one of the leading private label shirt manufacturers in the world, is seeing the momentum build as the result of this trend. In addition, our Claiborne® dress shirts unit was honored by Liz Claiborne Inc. as the licensee of the year.

The streetwear market represents approximately $10 billion at retail. While this includes the entire market — not just men's — men's certainly accounts for the bulk of the share. This is an appealing demographic for Kellwood because we believe it exemplifies a young consumer trend that crosses over and speaks to both genders, a variety of ethnicities, and a wide range of income brackets.

Run Athletics™ men's activewear offers a wide array of products from jogging suits to tee shirts and caps — all emblazoned with various logo treatments — flocked, gelled, embroidered. Def Jam University™ is a sportswear collection for young men and juniors with a street styled collegiate look incorporating the graphics and embellishments that identify the apparel as urban design.

As mentioned earlier, the Phat Fashions acquisition provides Kellwood with a strong platform for growth. Phat Farm® and Baby Phat® are highly sought after brands, and we believe they represent the crown jewels of the urban business.

The Phat Fashions portion of the business is the licensing organization which represents $500 million in revenues at retail. As part of the purchase of Phat Fashions, the option to repurchase the Phat Farm men's license was exercised, and Kellwood Menswear is developing and producing the line for Fall 2004.

The street/urban look continues to evolve into a cleaner, more mainstream look, and we believe this will further enhance the potential for growth for the Phat businesses.

Other Soft Goods

Our Other Soft Goods segment increased two percent to $468 million. This group is comprised of Kellwood Intimate Apparel, Gerber Childrenswear, and American Recreation Products.

The increase in sales for the sector is the result of new initiatives at Gerber Childrenswear, and is partially offset by sales decreases at Intimate Apparel and Recreation Products.

Def Jam University™


DEF JAM
84

Nautica® Dress Shirts



Gerber® Onesies®



Kellwood Intimate Apparel Group

With a heavy concentration in private label, Intimate Apparel spent the bulk of the year reconfiguring the profitability quotient of its businesses, and exited several low margin programs, that no longer offered the financial rewards established for the division. Building brands through acquisitions or licensing initiatives is the main focus for this group for 2004.

Intimate Apparel launched Sag Harbor® sleepwear this spring, capitalizing on the strength of the Sag Harbor brand at retail, and rolled out the program nationally with major stores.

The group also announced several other new branded merchandising programs during 2003, which will come to fruition in 2004. Lucy Pereda™ Intimates was developed for the Hispanic market and launched exclusively at select Sears stores. XOXO® Intimates, junior sleepwear, and bras and panties, which retail at higher price points, are being introduced at better department stores.

IZOD® Swim also launched this spring and is marketed along the same department store channel as IZOD® sportswear, in addition to being sold through traditional swim specialty stores and resort shops.

Childrenswear

The Childrenswear category claims 17 percent of total U.S. apparel sales and represents 6 percent of Kellwood's revenues. Our childrenswear division is fortunate to be named 'Gerber' as the Gerber® brand name ranks number one overall in brand recognition in the U.S. market. This is for all brands in any category, not just children's.

To capitalize on this, Gerber Childrenswear is developing new brand extensions to meet the needs of its consumers. A new line will be introduced this summer.

Using Gerber Childrenswear as the platform for growth, Kellwood plans to expand this under penetrated category to other product classifications and age groups for kids.

Recreation Products

American Recreation Products also spent a good portion of the year streamlining its organizational structure as well as focusing on the elimination and improvement of under performing product lines. ARP significantly reduced its operating capital requirements while improving profitability.

As the number two branded player in the camping products arena, American Recreation plans to grow by targeting niche businesses, such as accessories or backyard, in the outdoor and camping industry. Plans also call for expanding its core product lines and brands.

Highlighting a few of its initiatives, during the year, the company successfully introduced its Wenger/Swiss Gear license to the sporting goods chain and mass-market channels. It also expanded its Eddie Bauer business at Target to new categories such as water bottles, cooking and picnic sets. And, Slumberjack® introduced a new line of lightweight backpacking sleeping bags.

Dentelle®



Dotti®



Slumberjack®



(Dollars in millions, except per share data)

Financial Review

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. The amounts and disclosures included in management's discussion and analysis of financial condition and results of operations, unless otherwise indicated, are presented on a continuing operations basis. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

The Company's internal reporting utilizes net earnings, earnings per share and gross profit excluding the facilities realignment costs discussed below. Management evaluates each of its business units using these measures in order to isolate the results of ongoing operations by excluding the charge which was infrequent and unusual. Therefore, throughout management's discussion and analysis of financial condition and results of operations, there will be a discussion of operating results both including and excluding the facilities realignment costs. The amounts that exclude the facilities realignment costs are non-GAAP measures and may not be comparable to measures used by other entities.

Operating Results

The apparel industry has experienced deflation for many years. As a result, the Company's sales growth has come from acquisitions and investment in new brands and initiatives. Earnings growth has come from increased sales and control over costs.

Sales for the year ended January 31, 2004 were $2,346.5, up $179.9 or 8.3% from $2,166.6 in 2002. Sales increases in 2003 were primarily driven by:

- the acquisitions of Briggs New York Corp. (Briggs) on February 4, 2003
- the full year impact of the acquisition of Gerber Childrenswear, Inc. (Gerber) on June 25, 2002
- the launching of new brands as a result of new license agreements such as IZOD® for women's sportswear, XOXO® for junior's sportswear, Liz Claiborne® for suits and dresses, and Run Athletics™ for men's sportswear

The favorable impact on sales in 2003 from the above items was partially offset by sales declines in the Company's base business in the Women's Sportswear and Other Soft Goods segments. Overall, the Company experienced net sales increases in all segments — Women's Sportswear, Men's Sportswear and Other Soft Goods.

The Company's gross margin percentage increased to 21.4% in 2003 from 20.0% in 2002 primarily due to cost reductions related to lower surplus and obsolete inventory, using the Company's newly established trading company and moving more contract production from the Western to Eastern hemisphere. SG&A as a percent of sales of 15.2% was relatively consistent with 2002 (15.0%) despite increased spending on new brands and initiatives. During 2003 the Company invested $17.9 in SG&A spending on several new major marketing initiatives, which were as follows:

- Calvin Klein® for women's sportswear
- Liz Claiborne® for women's suits and dresses
- IZOD® for women's sportswear
- XOXO® for junior's sportswear, intimate apparel and dresses
- Dockers® tops for women
- Lucy Pereda™ sportswear
- Def Jam University™ for women's and men's sportswear
- Run Athletics™ for men's sportswear

Many of these new brands were obtained through licensing agreements which commit the Company to certain minimum guaranteed royalty payments during the term of the license. The investments made during 2003 continue to add to Kellwood's portfolio of brands and businesses and begin to fill a void in the Company's product offerings to the under twenty-five market. The investments made in these new brands and initiatives during 2003 are expected to more favorably impact sales and net earnings in 2004 as these initiatives move from the product development phase to the sales floor. The Company was able to leverage its SG&A expenses over the sales base such that the increased spending on new brands and initiatives did not impact SG&A as a percent of sales. As a result of the above, net earnings from continuing operations were $72.6 or $2.68 per diluted share, up from $41.3 or $1.66 per diluted share reported in 2002.

The Company continues to have an active acquisition program with the acquisition of Phat Fashions, LLC and Phat Licensing, LLC in early 2004 being the latest business to join Kellwood's portfolio of brands and businesses. Phat will be part of the Men's Sportswear segment. The Company exercised an option to buyout the license for Phat Farm® from the menswear licensee in February 2004, which will also be part of the Men's Sportswear segment. Acquisitions and the launching of new brands are expected to more than offset the deflationary trends in the industry and result in continued sales and net earnings growth in 2004.

Facilities Realignment Costs

In 2002 the Company decided to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments include the closing of five warehouse operations and six manufacturing facilities and will result in a reduction of approximately 1,900 employees, primarily production and warehousing personnel. These actions impacted fiscal 2002 earnings by $15.0 before tax (approximately $9.7 after tax, or $0.39 per share). These costs included $2.9 ($0.7 for Women's Sportswear, $0.3 for Men's Sportswear and $1.9 for Other Soft Goods) recorded in cost of products sold and $12.1 ($5.9 for Women's Sportswear, $1.5 for Men's Sportswear and $4.7 for Other Soft Goods) recorded as a provision for realignment.

Through January 31, 2004 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities, reducing employment and terminating a license agreement. These costs related to these actions include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The Company expects the remaining realignment actions to be completed by the second quarter of 2004.

Fiscal 2003 vs. 2002

Summarized comparative financial data for fiscal 2003 and 2002 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

	AMOUNTS		% CHANGE	% OF SALES	
	2003	2002	'02-'03	**2003**	2002
Net sales	**$2,346.5**	$2,166.6	8.3%	**100.0%**	100.0%
Cost of products sold	**1,845.2**	1,733.6	6.4%	**78.6%**	80.0%
Gross profit	**501.3**	433.0	15.8%	**21.4%**	20.0%
SG&A	**357.6**	324.4	10.2%	**15.2%**	15.0%
Operating earnings before amortization and realignment costs[1]	**143.6**	108.6	32.3%	**6.1%**	5.0%
Amortization of intangibles	**9.5**	5.8	65.1%	**0.4%**	0.3%
Facilities realignment	**–**	12.1	NM	**0.0%**	0.6%
Operating earnings	**134.1**	90.7	47.9%	**5.7%**	4.2%
Interest expense	**25.1**	27.9	(10.2%)	**1.1%**	1.3%
Interest (income) & other, net	**(1.4)**	(0.1)	NM	**(0.1%)**	0.0%
Earnings before taxes	**110.5**	62.9	75.7%	**4.7%**	2.9%
Income taxes	**37.8**	21.6			
Net earnings from continuing operations	**$ 72.6**	$ 41.3			
Effective tax rate	**34.3%**	34.3%			

[1] Operating earnings before amortization and realignment costs differs from operating earnings in that it excludes realignment costs and amortization of intangibles. Operating earnings before amortization and realignment costs should not be considered as an alternative to operating earnings. Operating earnings before amortization and realignment costs is the primary measure used to evaluate the Company's performance as well as the performance of the Company's business units and segments. Management believes the comparison of operating earnings before amortization and realignment costs between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the facilities realignment charges and amortization of intangibles, the changes in which are explained elsewhere. The subtotal of operating earnings before amortization and realignment costs may not be comparable to any similarly titled measure used by another company.

(Dollars in millions, except per share data)

Sales for 2003 were $2,346.5, increasing $179.9 or 8.3% versus last year. The increase in sales was primarily driven by the acquisitions of Gerber on June 25, 2002 and Briggs on February 4, 2003 (together approximately $247.6) and increased sales in the Men's Sportswear segment, partially offset by discontinued brands and programs and sales declines to existing customers in the Women's and Other Soft Goods segments.

Gross profit for 2003 was $501.3 or 21.4% of sales increasing $68.3 or 1.4% of sales versus $433.0 or 20.0% of sales reported in 2002. Included in gross profit for 2002 is $2.9 in facilities realignment costs. Excluding facilities realignment costs, gross profit for 2003 increased $65.4 or 1.2% of sales. The improvement in the Company's gross margin rate in 2003 resulted from cost reductions due to reductions in sales of lower-margin business, improved management of sales deductions and allowances, expansion of sourcing through the Company's newly established trading company, having less surplus and obsolete inventory, and efficiencies resulting from more effective utilization of distribution facilities.

Selling, general and administrative expenses (SG&A) increased $33.2 or 10.2% to $357.6 in 2003 compared to $324.4 in 2002. The increase is primarily due to the acquisitions of Briggs and Gerber (together approximately $18.6) and spending related to several new brands and major marketing initiatives ($17.9). These initiatives provided relatively little sales volume during 2003 but are expected to provide growth in 2004.

Amortization of intangible assets for 2003 increased to $9.5 from $5.8 in 2002 as a result of the amortization of identified intangible assets related to Briggs and Gerber. Identified intangible assets are amortized over their estimated economic useful lives.

Interest expense decreased $2.8 from 2002 due to a combination of lower average debt balances and lower rates.

Interest income and other, net increased $1.3 compared to 2002. The increase is primarily due to a $3.0 gain resulting from the acquisition breakup fee related to Kasper A.S.L., Limited (Kasper) partially offset by less interest income.

The effective tax rate was consistent at 34.3% in 2003 compared to 34.3% in the prior year. The effective tax rate was less than the U.S. statutory rate due to lower tax rates on undistributed foreign earnings considered to be permanently reinvested abroad.

Weighted average diluted shares outstanding increased due to the shares issued in conjunction with the acquisitions of Gerber and Briggs as well as the increased price of Kellwood common stock, which drove higher option exercises and increased the dilution from unexercised options.

Discontinued operations. On October 30, 2003 the Company finalized an agreement to sell their Hosiery operations. As such, the operations of the Hosiery business are accounted for as discontinued operations, and accordingly, operating results and assets and liabilities of the Hosiery operations are segregated in the accompanying consolidated statement of earnings and consolidated balance sheet. The sale of the entire Hosiery operations closed in November 2003. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment. See financial statement Note 3.

During the fourth quarter of 2003, the Company decided to discontinue their True Beauty by Emme® (True Beauty) operations. This included the termination of the related license agreement before its expiration. As such, the operations of True Beauty ceased in the fourth quarter of 2003 and have been accounted for as discontinued operations. Accordingly, operating results and assets and liabilities of True Beauty are segregated in the accompanying consolidated statement of earnings and consolidated balance sheet, respectively. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment. See financial statement Note 3.

Fiscal 2002 vs. 2001

Summarized comparative financial data for fiscal 2002 and 2001 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

	AMOUNTS		% CHANGE	% OF SALES	
	2002	2001	'01-'02	2002	2001
Net sales	$2,166.6	$2,281.8	(5.0%)	100.0%	100.0%
Cost of products sold	1,733.6	1,851.2	(6.4%)	80.0%	81.1%
Gross profit	433.0	430.6	0.6%	20.0%	18.9%
SG&A	324.4	327.3	(0.9%)	15.0%	14.3%
Operating earnings before amortization and realignment costs[1]	108.6	103.3	5.0%	5.0%	4.5%
Amortization of intangibles	5.8	9.4	(38.5%)	0.3%	0.4%
Facilities realignment	12.1	–	NM	0.6%	0.0%
Operating earnings	90.7	94.0	(3.5%)	4.2%	4.1%
Interest expense	27.9	34.8	(19.9%)	1.3%	1.5%
Interest (income) & other, net	(0.1)	(1.2)	NM	0.0%	(0.1%)
Earnings before taxes	62.9	60.3	4.2%	2.9%	2.6%
Income taxes	21.6	22.6			
Net earnings from continuing operations	$ 41.3	$ 37.7			
Effective tax rate	34.3%	37.5%			

[1]Operating earnings before amortization and realignment costs differs from operating earnings in that it excludes realignment costs and amortization of intangibles. Operating earnings before amortization and realignment costs should not be considered as an alternative to operating income. Operating earnings before amortization and realignment costs is the primary measure used to evaluate the Company's performance as well as the performance of the Company's business units and segments. Management believes the comparison of operating earnings before amortization and realignment costs between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the facilities realignment charges and amortization of intangibles, the changes in which are explained elsewhere. The subtotal of operating earnings before amortization and realignment costs may not be comparable to any similarly titled measure used by another company.

Sales decreased $115.2 or 5.0% to $2,166.6 in 2002 from $2,281.8 in 2001, reflecting the cautious buying of both retailers and consumers. This drop in volume was anticipated when Kellwood's orders were placed with suppliers. Accordingly, inventory balances were lower throughout 2002 as compared to the prior year.

Gross profit increased $2.4 or 0.6% to $433.0 or 20.0% of sales in 2002 from $430.6 in 2001. Included in gross profit for 2002 is $2.9 in facilities realignment costs. Excluding facilities realignment costs, gross profit increased $5.3 or 1.2% to $435.9 or 20.1% of sales. This increase was primarily due to lower inventory markdowns and lower cost sourcing.

Selling, general and administrative expenses (SG&A) decreased $2.9 or 0.9% to $324.4 in 2002 compared to $327.3 in the prior year. The decrease is primarily due to cost control programs.

Amortization of intangible assets for the year decreased to $5.8 from $9.4 in the prior year as a result of the implementation of Statement of Financial Accounting Standards (SFAS) No. 142 and the related cessation of amortization of goodwill ($6.5 in 2001). This decrease was partially offset by the amortization of identified intangible assets related to the Gerber acquisition. Identified intangible assets are amortized over their estimated economic useful lives.

Interest expense decreased $6.9 due to the reduction in bank borrowings as a result of the Company's working capital reduction initiatives.

Interest income and other, net decreased $1.1 to $0.1 in 2002 compared to $1.2 in 2001. Other income in 2001 included $3.4 (pretax) related to the change in accounting for certain inventories from the LIFO to the FIFO method. The change was effected in the first quarter of 2001 and was not considered material to require restatement of prior years' income statements. This was partially offset by expense related to the early termination of a license agreement.

(Dollars in millions, except per share data)

The effective tax rate decreased 3.2% to 34.3% in 2002 compared to 37.5% in the prior year as a result of the cessation of non-deductible goodwill amortization and foreign tax differences associated with the Company's Smart Shirts overseas operations.

Weighted average diluted shares outstanding increased due to the shares issued in conjunction with the acquisition of Gerber.

Segment Results

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. The Company's business units are aggregated into the following reportable segments:

- Women's Sportswear,
- Men's Sportswear,
- Other Soft Goods, and
- General Corporate.

Sales and segment earnings by segment for fiscal 2003, 2002 and 2001 were as follows (amounts are presented based on actual data, therefore columns may not add due to rounding):

	AMOUNTS			% CHANGE	
	2003	2002	2001	**'02-'03**	'01-'02
Net Sales					
Women's Sportswear	**$1,406.3**	$1,313.4	$1,514.8	**7.1%**	(13.3%)
Men's Sportswear	**472.4**	395.5	347.8	**19.5%**	13.7%
Other Soft Goods	**467.7**	457.7	419.1	**2.2%**	9.2%
Kellwood total	**$2,346.5**	$2,166.6	$2,281.8	**8.3%**	(5.0%)
Segment earnings					
Women's Sportswear	**$ 112.5**	$ 101.8	$ 91.2	**10.6%**	11.6%
Men's Sportswear	**45.2**	36.2	29.6	**25.0%**	22.4%
Other Soft Goods	**27.9**	16.0	18.0	**74.4%**	(11.1%)
General Corporate	**(42.0)**	(45.4)	(35.4)	**(7.5%)**	28.1%
Total segment earnings	**$ 143.6**	$ 108.6	$ 103.3	**32.3%**	5.0%
Segment earnings margins					
Women's Sportswear	**8.0%**	7.7%	6.0%		
Men's Sportswear	**9.6%**	9.2%	8.5%		
Other Soft Goods	**6.0%**	3.5%	4.3%		
General Corporate	**NM**	NM	NM		
Total segment earnings	**6.1%**	5.0%	4.5%		

Women's Sportswear. Sales of Women's Sportswear increased $92.9 (7.1%) in 2003 to $1,406.3. The sales increase was primarily due to the acquisition of Briggs (which had sales of $194.0 for 2003), sales from new brands launched earlier this year and growth from the core popular-to-moderately priced brands, partially offset by sales decreases in low margin private label merchandise and better to bridge brands sold to specialty and department stores.

Women's Sportswear segment earnings for 2003 were $112.5 or 8.0% of net sales, up $10.7 from last year and improved as a percent of sales by 0.3%. The primary reason for the increase in segment earnings during 2003 was the acquisition of Briggs, partially offset by decreased earnings in the other Women's Sportswear business units. The decrease in the other Women's Sportswear business units was due to lower sales volume and increased costs for new brands and initiatives.

Sales of Women's Sportswear decreased $201.4 (13.3%) in 2002 to $1,313.4 from $1,514.8 in 2001. Several factors contributed to the year-to-year drop in sales. The dress category was cyclically weak in 2002. The Company's retail customers reduced their dress open-to-buy by 25% for the Spring and Fall selling seasons. This fashion trend hurt volume in 2002. The Company saw this trend developing in 2001 and took the appropriate steps to reduce inventory commitments and overhead. With fewer dresses on the selling floor, the retailers have cut back on the number of vendors they use, and as a result the Company has been able to increase market share. The second major reason for the year-to-year drop in volume is lower sales

(Dollars in millions, except per share data)

to one of the Company's department store customers due to the combination of a weak market and a change in the customer's merchandising strategy. Finally, the Company decided to eliminate several under-performing Women's Sportswear brands.

Women's Sportswear segment earnings for 2002 were $101.8 or 7.7% of net sales, up $10.6 from 2001 and improved as a percent of sales by 1.7%. The improvement in earnings, despite the drop in sales, came largely from a 2.2% improvement in gross margin. The gross margin rate improved due to lower inventory markdowns and lower cost sourcing. Facilities realignment costs reduced the gross profit and segment earnings by $0.7.

Men's Sportswear. Sales of Men's Sportswear increased $76.9 or 19.5% in 2003 to $472.4. The increase in sales for 2003 was due to several new brands and marketing initiatives, including Claiborne® and Dockers® dress shirts, Def Jam University™ and Casual Male sportswear and Run Athletics™ activewear, and increased sales in the private label bottoms business.

Segment earnings for 2003 were $45.2, up $9.0 from last year. The improvement in earnings came from higher sales volume and gross margin improvement resulting from better utilization of manufacturing capacity and improved plant efficiency.

Sales of Men's Sportswear increased $47.7 or 13.7% in 2002 to $395.5 due to the results of internal growth initiatives. This growth was a result of new products and programs in the Menswear division including increased volume with the redesigned Slates® branded sportswear as well as private label pants and jeans programs. Additionally, the Smart Shirts division has increased sales through new dress shirts programs for Claiborne® and Dockers.®

Segment earnings for 2002 were $36.2, up $6.6 from 2001. The improvement in earnings was due to less markdowns and margin pressure in the Menswear division. Facilities realignment costs reduced the gross profit and segment earnings by $0.3.

Other Soft Goods. Sales of Other Soft Goods increased $10.0 or 2.2% in 2003 to $467.7 primarily due to the Gerber acquisition partially offset by sales declines at Intimate Apparel and American Recreation Products.

Segment earnings for 2003, including the facilities realignment costs, were $27.9 up $11.9 from last year. Excluding Gerber, segment earnings were $13.6, up $8.9 from the prior year. The Company planned for a challenging year in 2003 and took action to improve gross margins and lower SG&A spending as well as improve working capital management and return on capital. As a result of facility consolidations and moving the majority of sourcing to contractors in the Far East, margins have improved, SG&A spending has been reduced, and segment earnings have increased.

Sales of Other Soft Goods increased $38.6 or 9.2% in 2002 to $457.7 primarily due to the acquisition of Gerber whose infant apparel business is included in this segment. Sales from the two ongoing divisions of Other Soft Goods, Intimate Apparel and Recreation Products were down $41.7 or 9.9% from 2001 due to weak customer demand and softness in the camping business.

Segment earnings for 2002, including the facilities realignment costs, were $16.0 down $2.0 from last year. Excluding Gerber, segment earnings were $4.7, down $13.3 from the prior year. The decline was due to the decline in sales of the ongoing divisions, costs to liquidate excess inventories, and facilities realignment costs of $1.9.

General Corporate. General corporate expenses decreased $3.4 to $42.0 in 2003 from $45.4 in 2002 primarily as a result of decreases in compensation expense and various other corporate expenses. In addition, cost of sales was negatively impacted in 2002 related to a purchase accounting write-up of inventory to fair value for the acquisition of Gerber.

For 2002 general corporate expenses increased $10.0 to $45.4 in 2002 from $35.4 in 2001 primarily as a result of increased compensation, increased cost of sales related to the purchase accounting write-up of inventory to fair value for the acquisition of Gerber and the fact that the other income from the shift from LIFO to FIFO recorded in other income in 2001 did not recur in 2002.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments which management believes are the most critical to aid in fully understanding and evaluating the reported financial results include the following.

Accounts Receivable — Reserves for Chargebacks, Allowances

Accounts receivable are recorded net of allowances for bad debts as well as existing and expected future chargebacks from customers. It is the nature of the apparel and soft goods industry that suppliers like the Company face significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring the Company to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of the Company's products at retail. To the extent the Company's customers have more of the Company's goods on hand at the end of the season, there will be greater pressure for the Company to grant markdown concessions on prior shipments. The Company's accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and the Company's estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. The Company evaluates the allowance balances on a continuing basis and adjusts them as necessary to reflect changes in anticipated allowance activity.

Inventory Valuation

Inventories are recorded at cost. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. The Company's products can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics (bras, dress shirts, infant apparel, etc.) that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year, and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of the Company's business involves replenishment items.

The majority of the Company's products consist of items that are non-replenishment as a result of being highly tied to a season or fashion look. These products are economically "perishable." The value of this seasonal merchandise might be sufficient for the Company to generate a profit over its cost at the beginning of its season, but by the end of its season a few months later the same inventory might be salable only at less than cost. For these products, the selling season generally ranges from three to six months. The value may rise again the following year when the season in which the goods sell approaches — or it may not, depending on the level of prior year merchandise on the market and on year-to-year fashion changes.

While some "prior year" merchandise is sold by the Company through its own outlet stores, the majority of out-of-season inventories must be sold to off-price retailers and other customers who serve a customer base that will purchase prior year fashions. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value, as a result, is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the "off-price" sector.

Many of the Company's products are purchased for and sold to specific customers' orders. Others are purchased in anticipation of selling them to a specific customer. The loss of a major customer, whether due to the customer's financial difficulty or other reasons, could have a significant negative impact on the value of the inventory expected to be sold to that customer. This negative impact can also extend to purchase obligations for goods that have not yet been received. These obligations involve product to be received into inventory over the next one to six months.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. Estimation of the allowance for doubtful accounts by the Company involves consideration of the financial condition of specific customers as well as general estimates of future collectibility based on historical experience and expected future trends. The estimation of these factors involves significant judgment. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

Market Value Assessments of Goodwill and Intangible Assets — Timing and Amount of Future Impairment Charges

Before the implementation of SFAS No. 142, the values of goodwill and intangible assets were written off over the period expected to be benefited through regular amortization charges. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be written off through periodic charges to the income statement over the defined period.

(Dollars in millions, except per share data)

Future impairment charges will be required as and when the value of the reporting unit becomes less than its book value. The determination of the fair value of the reporting units is highly subjective, as it is determined largely by projections of future profitability and cash flows. This evaluation utilizes discounted cash flow analysis and analyses of historical and forecasted operating results of the Company's reporting units. The fair value of the reporting unit as a whole is compared to the book value of the reporting unit (including goodwill). If a deficiency exists, impairment will be calculated. Impairment is measured as the difference between the fair value of the goodwill and its carrying amount. The fair value of goodwill is the difference between the fair value of the reporting unit as a whole and the fair value of the reporting unit's individual assets and liabilities. The annual impairment testing is performed in the fourth quarter, and additional testing would be necessary if a triggering event were to occur in an interim period.

Identifiable intangible assets include trademarks, customer base and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years. Impairment testing of these would occur if and when a triggering event occurs.

New Accounting Pronouncements

In June 2001 the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement was adopted by the Company in 2003 and did not have a material impact on the consolidated financial position, results of operations or cash flows.

In December 2002 the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosures*. The Company applies Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock option plans. The disclosure provisions of this statement have been adopted.

In December 2003 the FASB issued SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106*. This statement revises employers' disclosures about pension plans and other postretirement benefit plans and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This statement was adopted by the Company in 2003, and the disclosure requirements are included in financial statement Note 9.

Financial Condition

Cash flow from operations is the Company's primary source of liquidity. The Company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio. Working capital management is monitored primarily by analysis of the Company's investment in accounts receivable and inventories and by the amount of accounts payable.

Leverage

The debt-to-capital ratio (defined as total debt divided by the sum of total debt and total shareholders' equity, or total capital) declined to 29.9% at January 31, 2004 compared to 35.3% at February 1, 2003 primarily as a result of cash flow from operations and working capital management.

Working Capital

The Company's working capital requirement for inventories and receivables is significantly influenced by sales patterns, which are highly seasonal. Inventory levels are highly dependent upon forecasted sales and order lead times. Receivable levels are a result of the timing of recent months' sales, customer payment terms, and collection experience.

The *current ratio* (defined as current assets divided by current liabilities) remained relatively constant at 2.9 to 1 at January 31, 2004 compared to 2.7 to 1 at February 1, 2003.

Cash and cash equivalents decreased $31.1 to $179.2 at January 31, 2004 from $210.3 at February 1, 2003. The primary reasons for the decrease in cash and cash equivalents are the use of $133.8 for acquisitions, $24.1 for capital expenditures and $31.5 for debt repayments partially offset by net cash flow from operating activities of $157.8.

Accounts receivable increased $2.7 to $321.5 at January 31, 2004 from $318.8 at February 1, 2003. Excluding the acquisition of Briggs at January 31, 2004, accounts receivable decreased $23.7 (7.4%) from 2002. Days sales outstanding at January 31, 2004 decreased to 47 days, compared to 51 days at February 1, 2003.

Inventories decreased $34.5 to $315.9 at January 31, 2004 from $350.4 at February 1, 2003. Excluding Briggs, inventory decreased $41.6 (11.9%) from 2002. Inventory days on hand decreased to approximately 53 days at January 31, 2004 compared to 56 days at February 1, 2003. The decrease in inventory levels relates primarily to various initiatives and company wide efforts surrounding inventory management.

(Dollars in millions, except per share data)

Accounts payable and accrued expenses decreased $10.8 to $300.0 at January 31, 2004 from $310.8 at February 1, 2003. Excluding Briggs ($15.5), accounts payable and accrued expenses decreased $26.3. This decrease was a result of lower inventory purchases and decreases in accrued compensation, accrued income taxes and accrued facilities realignment.

Investing Activities

Capital expenditures were $24.1 for 2003, $14.5 for fiscal 2002, and $19.1 in 2001. The Company has also completed the acquisitions described below. In addition to those described, the Company continually evaluates possible acquisition candidates as a part of its ongoing corporate development process. Various potential acquisition candidates are in different stages of this process.

Subsequent Event. On February 3, 2004 the Company completed the acquisition of all of the membership interests of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm and Baby Phat brands. The acquisition of Phat will add important labels to Kellwood's portfolio of brands.

The total purchase price for Phat was $140.0 in cash. Part of this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25.0, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets in the future. The Company is in the process of evaluating the tangible and intangible assets of Phat. The purchase price allocation for the Phat acquisition will be finalized within one year of the purchase.

The Phat acquisition will be accounted for under the purchase method of accounting. Accordingly, the results of Phat will be included in the consolidated financial statements from the acquisition date. Phat will be part of the Men's Sportswear segment.

Fiscal 2003. On February 4, 2003 the Company completed the acquisition of substantially all the assets of Briggs New York Corp. (Briggs). This acquisition was accounted for using the purchase method of accounting. Briggs is a designer and marketer of moderately priced women's apparel. The results of operations have been included in the Women's Sportswear segment beginning in 2003.

The purchase price of Briggs was $133.8 in cash and .5 million shares of Kellwood common stock (valued at $11.9 at the date of acquisition). Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets over the next four years. Such consideration, if earned, would be accounted for as goodwill. This additional cash purchase consideration is calculated based on a formula applied to operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2.0 would be paid for each of the four years after the acquisition. The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The additional consideration for 2003 is estimated at approximately $8.4, which resulted in an increase to goodwill in the fourth quarter.

Fiscal 2002. On June 25, 2002 the Company completed its acquisition of Gerber Childrenswear, Inc. (Gerber) for approximately $18.2 in cash, net of cash acquired of $50.9, and 2.3 million shares of the Company's common stock valued at $68.2. This acquisition has been accounted for using the purchase method of accounting. The Hosiery operations of Gerber are included in discontinued operations (see financial statement Note 3), and the children's apparel business is included in the Other Soft Goods Segment.

The purchase price allocation for the Gerber acquisition was finalized during 2003. The finalization of the purchase price did not result in any significant change to the preliminary purchase price allocation. See financial statement Note 2 for more detail.

In April 2002 the Company entered into a transaction with Casual Male Retail Group, Inc. (NASDAQ: CMRG). Pursuant to this transaction the Company acquired an $11.0, 5% Subordinated Note and signed a seven-year Sourcing Agreement under which Kellwood will produce men's sportswear, activewear and furnishings for the nationwide chain of Casual Male stores. The payment terms require periodic principal and interest payments through April 2007 at which time the note expires.

Financing Activities

Long-term financings are arranged as necessary to meet the Company's anticipated capital requirements, with the timing, principal amount and terms depending on the prevailing securities markets generally and the market for the Company's debt in particular.

In December 2001 Standard & Poor's (S&P) lowered its ratings on the Company's long-term debt securities to "BBB-." In November 2002 S&P reaffirmed its BBB- rating

(Dollars in millions, except per share data)

with a "negative outlook." In March 2002 Moody's Investors Service lowered its rating on the Company's long-term debt securities to "Ba1" with a "stable outlook." Management does not expect these ratings to have a significant impact on the Company's ability to meet its needs for funding of operations or future acquisitions nor did they have any impact on covenants contained in the existing debt agreements.

On April 30, 2002 the Company executed a $240.0 3-year committed, unsecured bank credit facility with Bank of America as lead arranger and other participating banks (2002 Facility). On January 31, 2003 this credit facility was increased to $280.0. The 2002 Facility can be used for borrowings and/or letters of credit. Borrowings under the 2002 Facility bear interest at a spread of approximately 1.45% over LIBOR. At January 31, 2004 there were no outstanding short-term loans under the facility. Letters of credit outstanding at that date were $72.0. In conjunction with the execution of the 2002 Facility, the Company cancelled the prior existing $350.0 bank credit facility. This credit facility had been scheduled to terminate on August 31, 2002.

In addition, the Company maintains informal uncommitted lines of credit with two banks, which totaled $20.0 at January 31, 2004. There were no borrowings under these uncommitted lines at January 31, 2004.

Management believes that the operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

Disclosures Concerning "Off-Balance Sheet" Arrangements
A Singaporean manufacturing joint venture 50% owned by the Company has a $5.3 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $2.3 was outstanding under this facility at January 31, 2004.

Contractual Obligations and Commercial Commitments
A summary of the Company's long-term obligations at January 31, 2004 is as follows:

	FUTURE PAYMENTS DUE BY PERIOD				
	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS	TOTAL
Long-term debt	$ 2	$ 2	$ –	$270	$274
Capital lease obligations	1	–	–	–	1
Operating lease obligations	30	44	25	3	102
Minimum royalty/ advertising obligations	18	51	39	1	109
Purchase orders/commitments	316	–	–	–	316
Contingent purchase price — Briggs[1]	8	–	–	–	8
Deferred compensation	1	2	2	14	19
Unfunded pension obligations:					
Defined benefit plans	1	2	2	6	11
Multiemployer plans' exit liability	1	2	2	5	10
Total	$378	$103	$70	$299	$850

[1]Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets during fiscal years 2003 through 2006. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2.0 would be paid for each of the four years after the acquisition. The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price.

The timing of payment of the deferred compensation is based on the individual participants' payment elections and the timing of their retirement or termination. There are 118 participants in the deferred compensation plan. The timing of the pension funding obligations associated with the Company's frozen defined benefit pension plans and exit obligations under multiemployer pension plans as discussed in financial statement Note 9 is dependent on a number of factors including investment results and other factors that contribute to future pension expense.

Pension Plan Termination
During 2000 the Company terminated the Kellwood Company Pension Plan (the Plan). In connection with this termination, the Company amended the Plan to freeze benefits under the plan effective August 31, 2000 and to fully vest all current participants. The Plan purchased

(Dollars in millions, except per share data)

annuity contracts to fund the benefits of all current retirees and terminated vested participants; and the Plan purchased annuities for or made distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.

As a result of this termination, the Company recognized a gain of approximately $4 (net of income and excise taxes) in the quarter ended February 3, 2001. The Company received approximately $41 in excess cash from the Plan (after payment of related excise and income taxes) in April 2001. Additionally, the Company pre-funded approximately $33 of 401(k) plan company match contributions for its participating employees from the Plan assets.

Share Repurchases

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in financial statement Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.

Market Risk Sensitivity and Inflation Risks

Foreign Currency Risk

The Company does not believe that it has significant foreign currency transactional exposures. Almost all of the Company's sales are denominated in U.S. dollars. Most of the Company's purchases are denominated in U.S. dollars. A significant amount of the Company's underlying sourcing and production costs would be impacted by changes in local currencies. Sourcing is not concentrated in any one foreign country. The largest single country is less than fifteen percent. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial. In addition, there are discussions about strengthening the Chinese Renminbi against the U.S. dollar. If this were to occur and subject to the extent of the revaluation, the Company does not believe it will have a material impact on the financial position or results of operations. These foreign currency risks are similar to those experienced by the Company's competitors.

Interest Rate Risk

Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At January 31, 2004, the Company's debt portfolio was composed of approximately 2% variable-rate debt and 98% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during 2003. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed the coming year.

Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at January 31, 2004, a 10% increase in interest rates would have resulted in approximately a $12 decrease in the market value of Kellwood's fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately a $12 increase in the market value of Kellwood's fixed-rate debt. With respect to the Company's variable-rate debt, a 10% change in interest rates would have had an immaterial impact on the Company's interest expense for 2003, as the Company had no significant borrowings at variable rates during 2003.

Commodity Price Risk

Kellwood is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments and the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, cotton, etc.). The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. Historically, there have been no significant risks due to commodity price fluctuations. Kellwood does not use derivative instruments in the management of these risks.

Inflation Risk

Kellwood's inflation risks are managed by each business unit through selective price increases when possible, productivity improvements, and cost-containment measures. Management does not believe that inflation risk is material to the Company's business or its consolidated financial position, results of operations or cash flows.

Cautionary Note Concerning Factors That May Affect Future Results

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" within the meaning of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company's expectations or beliefs concerning future events and are based on various assumptions and subject to a wide variety of risks and uncertainties. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, it cannot and does not give any assurance that such expectations will prove to be correct.

The Company's forward-looking statements are based on certain assumptions, and the Company's operations are subject to various risks and uncertainties. Any one of these factors or any combination of these factors could materially affect the results of the Company's operations and cause actual results to differ materially from the Company's expectations. These factors include but are not limited to:

o changes in the retail environment. With the growing trend towards retail trade consolidation, the Company is increasingly dependent upon key retailers whose bargaining strength and share of the Company's business is growing. Accordingly, the Company faces greater pressure from these customers to provide more favorable trade terms. The Company can be negatively affected by changes in the policies or negotiating positions of its customers. The inability of the Company to develop satisfactory programs and systems to satisfy these customers could adversely affect operating results in any reporting period.

o the economic effects of the uncertainty through 2004 and early 2005 caused by the elimination of quota and the uncertainty as to the effect of safeguards, if any, put in place on Chinese imports into the U.S.

o changes in the relative performance of the Company's business units that could have an adverse impact on the business unit's forecasted cash flows, resulting in goodwill impairment charges.

o changes in trends in the market segments in which the Company competes;

o the performance of the Company's products within the prevailing retail environment;

o customer acceptance of both new designs and newly introduced product lines;

o actions of competitors that may impact the Company's business;

o financial or operational difficulties encountered by customers or suppliers;

o the economic impact of uncontrollable factors, such as terrorism and war;

o disruptions to transportation systems or shipping lanes used by the Company or its suppliers;

o continued satisfactory relationships with licensees and licensors of trademarks and brands;

o ability to generate sufficient sales and profitability related to licensing agreements that contain significant minimum royalty payments;

o the impact of economic changes such as:
- the overall level of consumer spending for apparel,
- national and regional economic conditions,
- inflation or deflation,
- changes in oil prices, including their impact on fabric prices and/or transportation costs;
- currency exchange fluctuations, and
- changes in interest rates and other capital market conditions;

o stable governments and business conditions in the nations where the Company's products are manufactured;

o the scope, nature or impact of acquisition activity and the ability to effectively integrate acquired operations; and

o changes in the Company's plans, strategies, objectives, expectations and intentions that may happen at any time at the discretion of the Company.

The reader is also directed to the Company's periodic filings with the Securities and Exchange Commission for additional factors that may impact the Company's results of operations and financial condition.

The words "believe," "expect," "will," "estimate," "project," "forecast," "should," "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in this Annual Report are forward-looking.

Forward-looking statements are not guarantees, as actual results could differ materially from those expressed or implied in forward-looking statements. The Company specifically disclaims any obligation to publicly update, modify, retract or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein, the entire contents of the Company's Web site, and all subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Report of Management

The management of Kellwood Company is responsible for the fair presentation of the financial statements and other financial information included in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States applied on a consistent basis and, as such, include amounts based on management's best estimates and judgments.

The accounting systems and internal accounting controls of Kellwood are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis, and internal auditors systematically review the adequacy and effectiveness of the controls. It is management's opinion that the Company has an effective system of internal accounting controls.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to discuss audit and financial reporting matters. Both the internal auditors and PricewaterhouseCoopers LLP have direct access to the Audit Committee.

Hal J. Upbin
Chairman and Chief Executive Officer

W. Lee Capps, III
Executive Vice President Finance and Chief Financial Officer

Report of Auditors

To the Shareowners and Board of Directors of
Kellwood Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at January 31, 2004 and February 1, 2003, and the results of their operations and their cash flows for the years ended January 31, 2004, February 1, 2003 and February 2, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on February 3, 2002 the Company changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

PricewaterhouseCoopers LLP

St. Louis, Missouri
March 3, 2004

Consolidated Statement of Earnings

(Dollars in thousands, except per share data)

	2003	2002	2001
Net sales	**$2,346,481**	$2,166,554	$2,281,763
Costs and expenses:			
Cost of products sold	**1,845,202**	1,733,560	1,851,153
Selling, general and administrative expenses	**357,639**	324,438	327,273
Amortization of goodwill and intangible assets	**9,532**	5,775	9,383
Provision for business and facilities realignment	**–**	12,086	–
Interest expense	**25,051**	27,884	34,823
Interest (income) and other, net	**(1,418)**	(50)	(1,199)
Earnings before income taxes	**110,475**	62,861	60,330
Income taxes	**37,838**	21,598	22,600
Net earnings from continuing operations	**72,637**	41,263	37,730
Net earnings (loss) from discontinued operations, net of tax	**(1,552)**	747	–
Net earnings	**$ 71,085**	$ 42,010	$ 37,730
Weighted average shares outstanding:			
Basic	**26,499**	24,564	22,761
Diluted	**27,100**	24,872	22,912
Earnings (loss) per share:			
Basic			
Continuing operations	**$ 2.74**	$ 1.68	$ 1.66
Discontinued operations	**(.06)**	.03	–
Net earnings	**$ 2.68**	$ 1.71	$ 1.66
Diluted			
Continuing operations	**$ 2.68**	$ 1.66	$ 1.65
Discontinued operations	**(.06)**	.03	–
Net earnings	**$ 2.62**	$ 1.69	$ 1.65

See notes to consolidated financial statements.

Consolidated Balance Sheet

(Amounts in thousands, except per share data)

	JANUARY 31, 2004	FEBRUARY 1, 2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 179,155**	$ 210,323
Receivables, net	**321,455**	318,832
Inventories	**315,935**	350,386
Prepaid taxes and expenses	**66,328**	40,236
Current assets of discontinued operations	–	22,354
Total current assets	**882,873**	942,131
Property, plant and equipment:		
Land	**2,478**	2,228
Buildings and improvements	**102,773**	100,016
Machinery and equipment	**122,261**	125,929
Capitalized software	**49,944**	44,025
Total property, plant and equipment	**277,456**	272,198
Less accumulated depreciation and amortization	**(180,658)**	(172,844)
Property, plant and equipment, net	**96,798**	99,354
Intangible assets, net	**116,102**	57,975
Goodwill	**165,518**	102,224
Other assets	**30,783**	44,519
Long-term assets of discontinued operations	–	8,376
Total assets	**$1,292,074**	$1,254,579
Liabilities and Shareowners' Equity		
Current liabilities:		
Current portion of long-term debt	**$ 2,743**	$ 26,596
Notes payable	–	636
Accounts payable	**179,024**	179,731
Accrued salaries and employee benefits	**50,790**	54,730
Other accrued expenses	**70,196**	76,300
Current liabilities of discontinued operations	**2,333**	14,692
Total current liabilities	**305,086**	352,685
Long-term debt	**271,877**	278,115
Deferred income taxes and other	**71,729**	61,975
Long-term liabilities of discontinued operations	–	2,685
Shareowners' equity:		
Common stock, par value $.01 per share, 50,000 shares authorized, 26,850 shares issued and outstanding (25,574 at February 1, 2003)	**247,684**	214,826
Retained earnings	**510,329**	456,226
Accumulated other comprehensive income	**(11,621)**	(11,090)
Less treasury stock, at cost, 6,690 shares (6,668 at February 1, 2003)	**(103,010)**	(100,843)
Total shareowners' equity	**643,382**	559,119
Total liabilities and shareowners' equity	**$1,292,074**	$1,254,579

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(Amounts in thousands)

	2003	2002	2001
Operating Activities			
Net earnings	**$ 71,085**	$ 42,010	$ 37,730
Add/(deduct) items not affecting operating cash flows:			
Depreciation and amortization	**35,938**	32,008	32,419
Non-cash portion of restructuring charge	**-**	6,064	-
401(k) contribution previously funded	**4,403**	5,173	3,675
Deferred income taxes and other	**19,364**	4,314	3,639
Changes in working capital components:			
Receivables, net	**31,563**	17,205	50,323
Inventories	**58,158**	51,167	140,691
Prepaid taxes and expenses	**(24,718)**	(3,082)	2,452
Accounts payable and accrued expenses	**(37,967)**	64,114	(11,909)
Net cash from operating activities	**157,826**	218,973	259,020
Investing Activities			
Additions to property, plant and equipment	**(24,074)**	(14,510)	(19,133)
Termination of defined benefit pension plan, net of taxes	**-**	-	41,101
Acquisitions, net of cash acquired	**(142,975)**	(18,150)	(3,802)
Dispositions of fixed assets	**5,693**	5,238	990
Subordinated note receivable	**2,062**	(11,000)	-
Net cash from investing activities	**(159,294)**	(38,422)	19,156
Financing Activities			
Reduction of notes payable	**(636)**	(6,976)	(110,090)
Reduction of long-term debt	**(30,891)**	(22,968)	(98,463)
Stock transactions under incentive plans	**18,809**	6,028	3,749
Dividends paid	**(16,982)**	(15,551)	(14,570)
Net cash from financing activities	**(29,700)**	(39,467)	(219,374)
Net increase/(decrease) in cash and cash equivalents	**(31,168)**	141,084	58,802
Cash and cash equivalents — beginning of year	**210,323**	69,239	10,437
Cash and cash equivalents — end of year	**$ 179,155**	$210,323	$ 69,239
Significant non-cash investing and financing activities:			
Issuance of stock for acquisitions	**$ 11,891**	$ 68,185	$ -
Supplemental Cash Flow Information:			
Interest paid	**$ 27,436**	$ 26,411	$ 35,742
Income taxes paid	**41,339**	13,597	47,186

See notes to consolidated financial statements.

Consolidated Statement of Shareowners' Equity

(Dollars in thousands, except per share data)

	COMMON SHARES OUTSTANDING	COMMON STOCK AMOUNT	TREASURY STOCK AMOUNT	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHARE-OWNERS' EQUITY
Balance, February 3, 2001	**22,690,576**	**$168,171**	**$(133,110)**	**$406,607**	**$(10,572)**	**$431,096**
Net earnings				37,730		37,730
Unrecognized (loss) on derivatives					(40)	(40)
Foreign currency translation adjustment					(1,266)	(1,266)
Total comprehensive income						36,424
Cash dividends declared, $.64 per share				(14,570)		(14,570)
Shares issued under stock plans	257,836	4,839	204			5,043
Treasury stock acquired in conjunction with incentive plans	(40,078)		(1,294)			(1,294)
Balance, February 2, 2002	**22,908,334**	**173,010**	**(134,200)**	**429,767**	**(11,878)**	**456,699**
Net earnings				42,010		42,010
Unrecognized (loss) on derivatives					(65)	(65)
Foreign currency translation adjustment					1,372	1,372
Minimum pension liability adjustment, net of income tax benefit of $318					(519)	(519)
Total comprehensive income						42,798
Cash dividends declared, $.64 per share				(15,551)		(15,551)
Shares issued in connection with the acquisition of Gerber Childrenswear, Inc.	2,343,924	32,836	35,349			68,185
Shares issued under stock plans	388,051	8,980				8,980
Treasury stock acquired in conjunction with incentive plans	(66,651)		(1,992)			(1,992)
Balance, February 1, 2003	**25,573,658**	**214,826**	**(100,843)**	**456,226**	**(11,090)**	**559,119**
Net earnings				71,085		71,085
Unrecognized (loss) on derivatives					(84)	(84)
Foreign currency translation adjustment					543	543
Minimum pension liability adjustment, net of income tax benefit of $468					(990)	(990)
Total comprehensive income						70,554
Cash dividends declared, $.64 per share				(16,982)		(16,982)
Shares issued in connection with the acquisition of Briggs New York Corp.	500,000	11,891				11,891
Shares issued under stock plans	798,640	20,967				20,967
Treasury stock acquired in conjunction with incentive plans	(22,115)		(2,167)			(2,167)
Balance, January 31, 2004	**26,850,183**	**$247,684**	**$(103,010)**	**$510,329**	**$(11,621)**	**$643,382**

Accumulated other comprehensive income at January 31, 2004 includes:	
Unrecognized (loss) on derivatives	$ (190)
Foreign currency translation adjustment	(9,922)
Minimum pension liability adjustment, net of income tax benefits of $786	(1,509)
Total accumulated other comprehensive income	$ (11,621)

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

(A) Description of Business

Kellwood Company and its subsidiaries (the Company) are marketers of women's and men's sportswear, intimate apparel, and infant apparel as well as recreational camping products. The Company markets branded as well as private label products and markets to all channels of distribution with product specific to the particular channel. Kellwood markets products under many brands, some of which are owned by the Company, and others are used by the Company under licensing agreements. Approximately 80% of the Company's products are sourced from contract manufacturers, primarily in Asia. Products are manufactured to meet the Company's product specifications and labor standards. In addition, the Company manufactures certain products in its own plants located in Asia, Mexico, and Central America.

(B) Basis of Presentation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31 due to the timing of receipt of financial information. All significant intercompany accounts and transactions have been eliminated. The amounts and disclosures included in the notes to the consolidated financial statements, unless otherwise indicated, are presented on a continuing operations basis.

(C) Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31. References to the Company's fiscal years represent the following:

FISCAL YEAR	REPRESENTS
2003	the 52 weeks ending January 31, 2004
2002	the 52 weeks ended February 1, 2003
2001	the 52 weeks ended February 2, 2002

(D) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

(E) Cash and Cash Equivalents

All highly liquid short-term time deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for 2003, 2002, or 2001.

(F) Accounts Receivable and Concentration of Credit Risk

The Company maintains an allowance for accounts receivable estimated to be uncollectible. The activity in this allowance is summarized as follows:

	2003	2002	2001
Balance, beginning of year	**$ 6,482**	$ 8,729	$10,025
Provision for bad debts	**1,728**	2,236	2,992
Bad debts written off	**(3,502)**	(4,483)	(4,288)
Balance, end of year	**$ 4,708**	$ 6,482	$ 8,729

The provision for bad debts is included in selling, general and administrative expense. Substantially all of the Company's trade receivables are derived from sales to retailers. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.

Customers that accounted for more than ten percent of the Company's consolidated net sales during 2003, 2002 and 2001 are as follows:

	PERCENT OF SALES			**ACCOUNTS RECEIVABLE**
	2003	2002	2001	**1/31/04**
Customer A	**10%**	11%	11%	**$51,034**
Customer B	**8%**	10%	9%	**$23,666**

Sales to customer A occurred in Women's Sportswear, Men's Sportswear and Other Soft Goods. Sales to customer B occurred in Women's Sportswear and Other Soft Goods.

(G) Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, pre-production, transportation, duty and other processing costs associated with acquiring, importing and preparing inventory for sale. Inventory costs are included in cost of products sold at the time of their sale. In addition to inventory costs, other costs included in cost of products sold are royalties for licensed brand names and distribution

(Dollars in thousands, except per share data)

costs. Product development costs are expensed when incurred. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost.

In the first quarter of 2001 the Company changed its method of determining cost for certain domestic inventories (representing approximately 29% of inventories) from last-in, first-out (LIFO) to FIFO. This resulted in other income of $3,419 (pretax) which was not considered material to require restatement of prior years' income statements.

Inventories consist of the following:

	2003	2002
Finished goods	**$240,856**	$273,143
Work in process	**36,407**	37,522
Raw materials	**38,672**	39,721
Total	**$315,935**	$350,386
Net of obsolescence reserves of	**$ 29,949**	$ 31,153

(H) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Certain domestic facilities are leased under long-term capital leases which have been capitalized at the beginning of the lease term at the present value of the minimum lease payments.

Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally 2 to 7 years. Depreciation expense was $25,703, $25,330, and $23,036 for 2003, 2002 and 2001, respectively. This includes computer software amortization of $7,007, $5,976 and $4,626 for 2003, 2002 and 2001, respectively.

(I) Goodwill and Other Intangible Assets

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and identifiable intangible assets acquired. Goodwill was amortized through 2001 over periods of 10 to 20 years. Beginning in 2002, with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets were no longer amortized, but will be reviewed for impairment at least annually and if a triggering event were to occur in an interim period. The fair value of the reporting unit as a whole is compared to the book value of the reporting unit (including goodwill). If a deficiency exists, impairment will be calculated. Impairment is measured as the difference between the fair value of the goodwill and its carrying amount. The fair value of goodwill is the difference between the fair value of the reporting unit as a whole and the fair value of the reporting unit's individual assets and liabilities. The initial impairment evaluation was completed in the first quarter of 2002, and no impairment was indicated. The annual impairment testing is performed in the fourth quarter. In 2003 and 2002, no impairment was indicated. There were no triggering events that occurred during the year that required testing other than the annual test. This evaluation utilized discounted cash flow analysis and multiple analyses of the historical and forecasted operating results of the Company's reporting units. See Note 5 for more information on SFAS No. 142 and accounting for goodwill.

Identifiable intangible assets are valued and assigned lives based on independent appraisals. Identifiable intangible assets include trademarks, customer base, and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years.

(J) Impairment of Assets

The Company reviews long-lived assets, goodwill and other intangibles regularly to determine whether facts and circumstances exist which indicate that the asset useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on discounted expected future cash flows. Impairment losses are recognized in operating results when discounted expected future cash flows are less than the carrying value of the asset.

(K) Fair Value Disclosure for Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, notes receivable, notes payable, and long-term debt. For cash equivalents and notes payable the carrying amount approximates fair value. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company's long-term debt has a market value that approximates its book value at January 31, 2004 and February 1, 2003.

(Dollars in thousands, except per share data)

(L) Foreign Currency Translation

The local currency is the functional currency for all foreign operations. The financial statements of these operations are translated into United States dollars using period-end rates of exchange for assets and liabilities and average rates of exchange for income and expenses. Adjustments resulting from translation are accumulated in the Accumulated Other Comprehensive Income component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 2003, 2002, and 2001 were not significant.

(M) Revenue Recognition

Sales are recognized when goods are shipped in accordance with customer orders. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to the Company. Accrued discounts and allowances were $65,255 at January 31, 2004, and $60,575 at February 1, 2003, and are included as an offset to accounts receivable in the balance sheet. Amounts billed to customers for shipping and handling, and the related costs, are not significant.

The Company's stated terms are FOB shipping point. There is no stated obligation to customers after shipment, other than specifically set forth allowances or discounts that are accrued at the time of sale. The rights of inspection or acceptance contained in certain sales agreements are limited to whether the goods received by the Company's customers are in conformance with the order specifications.

(N) Advertising

The Company provides cooperative advertising allowances to certain of its customers. These allowances are accounted for as reductions in sales as discussed in "Revenue Recognition" above. Company-directed advertising is expensed as incurred and was less than $10,000 in each of the years 2003, 2002, and 2001.

(O) Income Taxes

Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes.*

(P) Stock-Based Compensation

The Company has two stock-based employee compensation plans which are described more fully in Note 10. These plans are accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* No stock-based employee compensation cost is reflected in the Consolidated Statement of Earnings, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

	2003	2002	2001
Net earnings from continuing operations as reported	**$72,637**	$41,263	$37,730
Stock-based employee compensation expense determined under fair value-based method for all stock option awards, net of tax effect	**(2,677)**	(2,654)	(2,155)
Pro-forma net earnings from continuing operations	**$69,960**	$38,609	$35,575
Earnings per share from continuing operations:			
Basic, as reported	**$ 2.74**	$ 1.68	$ 1.66
Basic, pro-forma	**$ 2.64**	$ 1.57	$ 1.57
Diluted, as reported	**$ 2.68**	$ 1.66	$ 1.65
Diluted, pro-forma	**$ 2.58**	$ 1.55	$ 1.56

Further discussion of the methodology and key assumptions used in developing the option fair values, as well as other information regarding the option plans, is included in Note 10.

(Q) Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(R) New Accounting Standards

In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement was adopted by the Company in 2003 and did not have a material impact on the consolidated financial position, results of operations or cash flows.

(Dollars in thousands, except per share data)

In December 2002 the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosures.* The Company applies APB 25 and related interpretations in accounting for its stock option plans. The disclosure provisions of SFAS No. 148 have been adopted and are presented in Note 1, section P.

In December 2003 the FASB issued SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106.* This statement revises employers' disclosures about pension plans and other postretirement benefit plans and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This statement was adopted by the Company in 2003. The disclosure requirements are included in Note 9.

2. Business Combinations

On February 3, 2004 the Company completed the acquisition of all of the membership interests of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm and Baby Phat brands. The acquisition of Phat will add important labels to Kellwood's portfolio of brands.

The total purchase price for Phat was $140,000 in cash. Part of this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25,000, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets in the future. The Company is in the process of evaluating the tangible and intangible assets and expects the purchase price allocations to be finalized within one year of the purchase.

The Phat acquisition will be accounted for under the purchase method of accounting. Accordingly, the results of Phat will be included in the consolidated financial statements from the acquisition date. Phat will be part of the Men's Sportswear Segment.

On February 4, 2003 the Company completed the acquisition of substantially all of the assets of Briggs New York Corp. (Briggs). Briggs is a leading provider of women's pants and skirts for the moderate market to department stores and national chains.

The purchase price for Briggs was $133,823 in cash and .5 million shares of Kellwood common stock valued at $11,891. Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets over the next four years. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2,000 would be paid for each of the four years after the acquisition. The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The additional consideration for 2003 is estimated at approximately $8,400, which resulted in an increase to goodwill in the fourth quarter of 2003.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition and represents the final allocation of the purchase price.

Cash	$ 2,434
Other current assets	37,764
Property, plant & equipment	1,064
Other non-current assets	113
Intangible assets	67,878
Goodwill	54,493
Total assets acquired	163,746
Current liabilities	18,032
Net assets acquired	$145,714

Identified intangible assets related to the acquisition of Briggs have been classified as tradenames ($32,011) and customer relationships ($35,867) with expected lives of 20 years each, based on an independent appraisal.

The Briggs acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Briggs are included in the consolidated financial statements from the acquisition date. Briggs is part of the Women's Sportswear Segment.

(Dollars in thousands, except per share data)

On June 25, 2002 the Company completed the acquisition of Gerber Childrenswear, Inc. (Gerber). The Company believes that Gerber provides Kellwood with a platform for growth into the $25 billion children's apparel market. Gerber produces infant and toddler apparel under the Gerber,® Baby Looney Tunes,™ Little Suzy's Zoo,® and Curity® licensed brand names, as well as under its own Onesies® label. Offerings include sleepwear, underwear, bedding and bath products, which are sold through mass-market channels of distribution.

The purchase price for Gerber was approximately $18,150 in cash, net of cash acquired of $50,890, and 2.3 million shares of Kellwood common stock valued at $68,185. During the first half of 2003, the Company finalized the Gerber purchase price allocation, and there were no significant changes from the preliminary purchase price allocation.

The Gerber acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Gerber are included in the consolidated financial statements from the acquisition date. Gerber's hosiery business is part of discontinued operations (see Note 3), and the children's apparel business is part of the Other Soft Goods Segment.

The Company's unaudited consolidated results of operations on a pro-forma basis for 2001 assuming the acquisition of Gerber had occurred at the beginning of 2001 are: net sales of $2,491,248, net earnings from continuing operations of $49,077 and diluted earnings per share from continuing operations of $1.94. The Company's unaudited consolidated results of operations on a pro-forma basis for 2002 assuming the acquisitions of Briggs and Gerber had occurred at the beginning of 2002 are: net sales of $2,425,676, net earnings from continuing operations of $51,209 and diluted earnings per share from continuing operations of $1.95. These pro forma results are not necessarily indicative of the operating results that would have occurred had these acquisitions been consummated at the beginning of the year or of future operating results.

3. Discontinued Operations

During the fourth quarter of 2003, the Company decided to discontinue their True Beauty by Emme® (True Beauty) operations. This included the termination of the related license agreement before its expiration. The agreement was originally entered into during the second quarter of 2002. As such, the operations of True Beauty ceased in the fourth quarter of 2003 and have been accounted for as discontinued operations. Accordingly, operating results and assets and liabilities of True Beauty are segregated in the accompanying consolidated statement of earnings and consolidated balance sheet, respectively. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment. In connection with the termination of the license agreement, there were certain costs incurred including future minimum royalties and other shutdown costs totaling approximately $2,800. The future minimum royalties will be paid over the life of the license, which extends through 2006. The severance was paid in the fourth quarter of 2003.

On October 30, 2003, the Company finalized an agreement to sell their domestic and European hosiery (Hosiery) operations for $7,500 plus reimbursement of $2,800 for costs incurred by the Company in connection with the closure of certain facilities. As such, the operations of the Hosiery business are accounted for as discontinued operations, and accordingly, operating results and assets and liabilities of the Hosiery operations are segregated in the accompanying consolidated statement of earnings and consolidated balance sheet, respectively. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment. The Hosiery operations were acquired in June 2002 as part of the Company's acquisition of Gerber (see Note 2).

(Dollars in thousands, except per share data)

Operating results for the True Beauty and Hosiery operations are as follows:

FISCAL YEAR ENDED	1/31/04			2/1/03		
	HOSIERY	**TRUE BEAUTY**	**TOTAL**	HOSIERY	TRUE BEAUTY	TOTAL
Net sales	**$43,968**	**$ 7,154**	**$ 51,122**	$34,773	$3,382	$38,155
Earnings (loss) before income taxes	**(8,374)**	**(4,178)**	**(12,552)**	1,585	264	1,849
Income taxes	**(9,413)**	**(1,587)**	**(11,000)**	1,002	100	1,102
Net earnings (loss)	**$ 1,039**	**$(2,591)**	**$ (1,552)**	$ 583	$ 164	$ 747

Summarized assets and liabilities of the True Beauty and Hosiery operations are as follows:

FISCAL YEAR ENDED	1/31/04			2/1/03		
	HOSIERY	**TRUE BEAUTY**	**TOTAL**	HOSIERY	TRUE BEAUTY	TOTAL
Receivables	**$ –**	**$ –**	**$ –**	$ 3,648	$3,545	$ 7,193
Inventories	**–**	**–**	**–**	11,641	715	12,356
Other current assets	**–**	**–**	**–**	2,805	–	2,805
Current assets of discontinued operations	**$ –**	**$ –**	**$ –**	$18,094	$4,260	$22,354
Property, plant and equipment, net	**$ –**	**$ –**	**$ –**	$ 6,559	$ –	$ 6,559
Other assets	**–**	**–**	**–**	1,817	–	1,817
Long-term assets of discontinued operations	**$ –**	**$ –**	**$ –**	$ 8,376	$ –	$ 8,376
Accounts payable	**$ –**	**$ –**	**$ –**	$ 3,277	$3,996	$ 7,273
Accrued liabilities	**–**	**2,333**	**2,333**	7,019	–	7,019
Current portion of long-term debt	**–**	**–**	**–**	400	–	400
Current liabilities of discontinued operations	**$ –**	**$ 2,333**	**$ 2,333**	$10,696	$3,996	$14,692
Long-term debt	**$ –**	**$ –**	**$ –**	$ 400	$ –	$ 400
Other long-term liabilities	**–**	**–**	**–**	2,285	–	2,285
Long-term liabilities of discontinued operations	**$ –**	**$ –**	**$ –**	$ 2,685	$ –	$ 2,685

In connection with the sale of the Hosiery business, an after-tax gain of approximately $2,580 was recorded and included in discontinued operations. The income tax benefit recognized in 2003 includes the benefit from a higher tax basis in the Hosiery operation's assets than that recorded for book purposes.

4. Facilities Realignment Costs

In 2002 the Company decided to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments included the closing of five warehouse operations and six manufacturing facilities and will result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted 2002 earnings by $14,987 before tax ($9,697 after tax, or $.39 per share). These costs included $2,901 recorded in cost of products sold and $12,086 recorded as a provision for business and facilities realignment.

Through January 31, 2004 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities, reducing employment and terminating a license agreement. The costs related to those actions include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The asset impairments related primarily to fixed assets that are no longer being used and that have been reduced to estimated fair value less cost to sell. Detail for these costs through January 31, 2004 is as follows:

(Dollars in thousands, except per share data)

	AMOUNT PROVIDED	AMOUNT UTILIZED	REMAINING ACCRUAL
Employee severance	$ 3,170	$2,930	$240
Vacant facilities costs	3,838	3,519	319
Other cash realignment costs	1,915	1,915	–
Total realignment, excluding non-cash	$ 8,923	$8,364	$559
Asset impairments	6,064		
Total realignment costs	$14,987		

The Company expects the remaining realignment actions to be completed by the second quarter of 2004.

In connection with the Gerber acquisition the Company made the decision to implement certain realignment actions within the acquired operations. These realignments include the closing of one warehouse operation, four manufacturing facilities and the downsizing of two domestic manufacturing facilities and will result in a reduction of employment by approximately 1,350, primarily production and warehousing personnel. The estimated costs of these actions were accrued in the opening balance sheet and did not impact 2002 earnings. Through January 31, 2004, the Company has closed the warehouse operation and two of the four manufacturing plants and completed the downsizing of the two domestic manufacturing facilities, resulting in a reduction of employment of approximately 520. The Company decided that it would not close the third of the four manufacturing facilities that was originally planned to be closed. The last of the four manufacturing facilities was one of the two facilities in Ireland that made up the European Hosiery operations. This facility was not closed as part of the acquisition implementation but instead is part of the discontinuance of the European Hosiery operations discussed in Note 3. As a result of the changes in plans for the third and fourth manufacturing facilities, the accruals of $3.3 million for severance related to those closings have been reversed to the opening balance sheet. Detail for the Gerber realignment costs, and the related accruals, through January 31, 2004 is as follows:

	AMOUNT ORIGINALLY PROVIDED	AMOUNT UTILIZED	REVERSALS	DISCONTINUED OPERATIONS	ACCRUAL AT 1/31/04
Employee severance	$4,789	$1,406	$3,331	$ –	$ 52
Vacant facilities costs	2,874	467	–	395	2,012
Total realignment	$7,663	$1,873	$3,331	$395	$2,064

The Company expects the remaining realignment actions to be completed by the second quarter of 2004.

5. Goodwill and Intangible Assets

Goodwill balances and changes therein since the beginning of 2002 by segment are as follows:

	WOMEN'S SPORTSWEAR	OTHER SOFT GOODS	TOTAL
Balance as of February 2, 2002	$ 63,424	$ 12,652	$ 76,076
Contingent purchase price — Dorby	2,475	–	2,475
Acquisition of Gerber	–	23,673	23,673
Balance as of February 1, 2003	$ 65,899	$ 36,325	$ 102,224
Acquisition of Briggs	54,493	–	54,493
Purchase price allocation adjustments	287	76	363
Contingent purchase price — Briggs	8,438	–	8,438
Balance as of January 31, 2004	**$129,117**	**$36,401**	**$165,518**

(Dollars in thousands, except per share data)

Identifiable intangible assets that are being amortized are as follows:

	LIFE[1] (YEARS)	GROSS AMOUNT	ACCUMULATED AMORTIZATION	NET BOOK VALUE
As of January 31, 2004:				
Customer base	**18**	**$ 68,496**	**$11,244**	**$ 57,252**
Trademarks	**18**	**53,518**	**7,452**	**46,066**
License agreements	**19**	**13,931**	**2,949**	**10,982**
Other	**12**	**5,938**	**4,136**	**1,802**
Total intangibles		**$141,883**	**$25,781**	**$116,102**
As of February 1, 2003:				
Customer base	15	$ 32,629	$ 6,747	$ 25,882
Trademarks	15	22,126	4,467	17,659
License agreements	19	13,931	1,260	12,671
Other	15	4,912	3,149	1,763
Total intangibles		$ 73,598	$15,623	$ 57,975

[1] Weighted Average.

Amortization of identifiable intangible assets was $9,532 for 2003, $5,775 for 2002, and $2,967 for 2001. Amortization expense, excluding any amortization of intangible assets recognized in connection with the Phat acquisition or future acquisitions, for the years 2004 to 2007 is expected to be approximately $9.0 per year.

Pursuant to SFAS 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting, goodwill is no longer amortized. For comparison purposes, a reconciliation of previously reported net earnings and earnings per share to the amounts adjusted for the exclusion of goodwill amortization follows:

	NET EARNINGS	BASIC EPS	DILUTED EPS
	2001	2001	2001
As Reported	$37,730	$1.66	$1.65
Goodwill amortization	5,443	.24	.24
Adjusted	$43,173	$1.90	$1.89

6. Notes Payable and Long-Term Debt

Notes Payable

On April 30, 2002 the Company executed a $240,000 3-year committed, unsecured bank credit facility (the 2002 Facility). On January 31, 2003 this credit facility was increased to $280,000. The 2002 Facility can be used for borrowings and/or letters of credit. Borrowings under the 2002 Facility bear interest at a spread of approximately 1.45% over LIBOR. At January 31, 2004 there were no outstanding short-term loans under the facility. Letters of credit outstanding under this facility at that date were $72,023. In addition to this facility, the Company has an additional $4,667 outstanding letters of credit used by its foreign subsidiaries.

In addition, the Company maintains informal uncommitted lines of credit with two banks, which totaled $20,000 at January 31, 2004. There were no borrowings under these lines at January 31, 2004

During 2003 the highest level of borrowings under all lines was $52,362 ($20,000 for 2002). The average daily short-term borrowings for 2003 were $7,343 ($3,286 for 2002), and the weighted average interest rate was 2.9% (4.0% for 2002).

Long-Term Debt

	1/31/04	2/1/03
7.625% 1997 Debentures due October 15, 2017	**$129,449**	$129,376
7.875% 1999 Debentures due July 15, 2009	**140,051**	139,969
Private placement notes, maturing 2005, 6.9%	**4,444**	34,288
Capital lease obligations, 6-8%	**657**	1,038
Other	**19**	40
	274,620	304,711
Less current maturities	**(2,743)**	(26,596)
	$271,877	$278,115

Aggregate maturities on long-term debt for the next five years are as follows: 2004 — $2,743; 2005 — $2,372; 2006 — $5; 2007 — $0; 2008 — $0; 2009 & thereafter — $269,500.

(Dollars in thousands, except per share data)

Covenants of the private placement notes are the most restrictive and include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under these covenants, future dividends and purchases of Company stock are limited to $60,894 plus 50% of net earnings after January 31, 2004, excluding gains and losses on the disposal of capital assets.

A Singaporean shirt manufacturing joint venture 50% owned by the Company has a $5,300 credit facility. The Company has guaranteed one half of the borrowings under this facility. $2,252 was outstanding under this facility at January 31, 2004.

7. Leases

The Company leases substantially all of its office space, certain distribution facilities, retail outlet stores, and certain machinery and equipment under operating leases having remaining terms ranging up to 9 years. Rent under leases with scheduled rent changes or lease concessions is recorded on a straight-line basis over the lease term. Rent expense under all operating leases for 2003 totaled $38,241 ($34,781 for 2002, and $37,226 for 2001).

The future minimum lease payments under capital and operating leases at January 31, 2004 were as follows:

	CAPITAL	OPERATING
2004	$525	$ 29,613
2005	155	24,301
2006	5	20,047
2007	–	17,362
2008	–	7,772
Thereafter	–	3,394
Total minimum lease payments	$685	$102,489
Less amount representing interest	(28)	
Present value of net minimum lease payments	$657	

Minimum operating lease payments were not reduced for future minimum sublease rentals of $595.

8. Derivative Instruments and Hedging Activities

The Company periodically enters into forward currency exchange contracts to hedge its exposure to foreign currency fluctuations for purchases of certain inventories and sales of certain products. Derivatives used by the Company have an initial term of less than one year. Company policy allows for the use of derivatives only for identifiable exposures, and therefore, the Company does not enter into derivative instruments for trading purposes where the objective is to generate profits. Management expects these derivatives to be highly effective in hedging the intended foreign currency fluctuation risks. As of January 31, 2004 and February 1, 2003 the Company's derivatives have been designated as hedges of variable cash flows of forecasted transactions. As such, the fair values of the derivatives have been recorded in the Consolidated Balance Sheet, with the offset recorded in other comprehensive income. The fair value of these derivatives on January 31, 2004 and February 1, 2003 was not material. The fair value of these derivatives will be recorded in earnings as the forecasted transactions take place between February 2004 and November 2004.

9. Retirement Benefits

Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense includes the following:

	2003	2002	2001
Defined contribution plans	**$5,587**	$6,378	$6,741
Single-employer defined benefit plans	**862**	1,308	221
Multi-employer defined benefit plan	**512**	941	734
Total retirement benefits expense	**$6,961**	$8,627	$7,696

Defined Contribution Plans

The Company maintains the Kellwood Company Retirement Plan (the 401(k) Plan) under Section 401(k) of the Internal Revenue Code. Full-time employees, or part-time employees working a minimum of 20 hours per week, over the age of 21 are eligible to participate in the 401(k) Plan after being with the Company for six months. The 401(k) Plan includes an employer contribution of an amount equal to 100% of the first 3% of an employee's contribution and 50% of the next 2% of an employee's contribution. Under the terms of the 401(k) Plan, a participant is 100% vested in the matching contributions immediately.

The Company's Smart Shirts subsidiary in Hong Kong maintains the Mandatory Provident Fund (MPF). Both employer and employee contribute 5% of the employee's gross salary, which is subject to a maximum.

(Dollars in thousands, except per share data)

Single-Employer Defined Benefit Plans

During 2000 the Company terminated the Kellwood Company Pension Plan (the Plan). As a result of this termination, the Company received approximately $41 million in excess cash from the Plan (after payment of related excise and income taxes) in April 2001. Additionally, the Company pre-funded approximately $33 million of 401(k) plan contributions for its participating employees from Plan assets. Concurrent with the Plan termination, the Company increased its 401(k) "company match" effective September 1, 2000 from 3% of covered compensation to 4% of covered compensation for participants in its 401(k) plan.

The Company's Smart Shirts subsidiary maintains a defined benefit plan for certain of its employees. This plan was closed to new hires after December 1, 2000.

The Company's Gerber subsidiary maintains a defined benefit plan for certain of its employees; this plan was frozen effective December 2002.

Summarized information on the Company's single-employer defined benefit plans (Gerber and Smart Shirts) is as follows:

	2003	2002	2001
Components of Net Periodic Pension Cost:			
Service cost	$ 550	$ 982	$ 737
Interest cost	2,361	1,643	647
Expected return on plan assets	(2,112)	(1,444)	(1,087)
Amortization of prior service costs	63	127	(76)
Net periodic pension cost	$ 862	$ 1,308	$ 221

The weighted average key actuarial assumptions used to determine net periodic pension costs and benefit obligations are as follows:

	2003	2002	2001
Discount rate	6.0%	6.3%	8.0%
Expected long-term rate of return on plan assets	6.6%	7.3%	9.0%
Rate of compensation increases	2.8%	4.5%	6.0%

The market assumptions for the defined benefit plans are developed using several approaches, including an analysis of historical returns, developing an inflation expectation and real return risk premiums over inflation for each asset class, and developing returns based on the drivers of return for each asset class.

	2003	2002
Change in Projected Benefit Obligation:		
Projected benefit obligation, beginning of year	$39,896	$ 10,107
Projected benefit obligation of Gerber plan acquired	–	31,868
Service cost	885	1,411
Interest cost	2,361	1,643
Plan amendments	–	(1,099)
Actuarial (loss)	(447)	(2,124)
Benefits paid	(2,570)	(1,910)
Projected benefit obligation, end of year	$40,125	$ 39,896
Change in Plan Assets:		
Fair value of plan assets, beginning of year	$27,238	$ 8,515
Plan assets of Gerber plan acquired	–	21,963
Actual return on plan assets	3,255	(1,666)
Employer contributions	2,184	–
Employee contributions	315	336
Benefits paid	(2,570)	(1,910)
Fair value of plan assets, end of year	$30,422	$ 27,238

	1/31/2004	2/1/2003
Reconciliation of funded status to prepaid pension cost:		
Funded Status — Plan assets in excess of projected benefit obligation	$ (9,703)	$(12,658)
Unamortized prior service costs	(2,793)	892
Unrecognized actuarial gains	3,630	1,579
Prepaid / (accrued) pension costs in other assets / (liabilities)	$ (8,866)	$(10,187)

Amounts recognized in the consolidated balance sheet consist of the following:

	1/31/2004	2/1/2003
Prepaid pension costs	$ –	$ 230
Accrued pension cost	(11,161)	(11,254)
Accumulated other comprehensive income	2,295	837
Net amount recognized	$ (8,866)	$(10,187)

(Dollars in thousands, except per share data)

The increase in the minimum liability included in other comprehensive income in 2003 and 2002 was $1,458 and $837, respectively. The accumulated benefit obligation for all defined benefit pension plans was $38,745 and $36,984 at January 31, 2004 and February 1, 2003, respectively. The Smart Shirts pension plan had an accumulated benefit obligation in excess of plan assets in 2003 and the Gerber pension plan had an accumulated benefit obligation in excess of plan assets in 2002 as follows:

	SMART SHIRTS	GERBER
	1/31/2004	2/1/2003
Projected benefit obligation	**$9,935**	$31,185
Accumulated benefit obligation	**8,555**	31,185
Fair value of plan assets	**6,743**	19,931

The weighted average asset allocations for each of the Company's pension plans by asset category are as follows:

	GERBER PLAN ASSETS		SMART SHIRTS PLAN ASSETS	
ASSET CATEGORY	**2003**	2002	**2003**	2002
Equity securities	**70%**	66%	**28%**	80%
Debt securities	**29%**	32%	**71%**	16%
Other	**1%**	2%	**1%**	4%
	100%	100%	**100%**	100%

Gerber's retirement assets are invested in a series of broadly diversified asset class specific portfolios. Assets are allocated to these funds in accordance with the strategic target allocation as follows: equity of 67%, debt of 30% and cash of 3%. Smart Shirts investment policies are to maintain solvency for the future, establish an overall average company contribution rate and ensure the ability to pay short-term distributions. The target allocations for the Smart Shirts plan assets are 30-40% in equities with a minimal balance in cash and the remainder of the assets in bonds. In 2003, the investment strategy for Smart Shirts changed and moved towards more of a fixed income portfolio with more emphasis on debt.

The Company expects to contribute approximately $1,200 to their pension plans during 2004.

Multi-Employer Defined Benefit Plan

Certain of the Company's subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $10,448 as of December 31, 2002, the date of the most recent actuarial valuation report.

10. Stock Plans

The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. There was $4,505 in expense recorded under these plans for 2003 ($2,906 for 2002 and no expense recorded for 2001). At January 31, 2004, there were 1,059,965 shares available to be granted under these plans to qualified employees.

Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At January 31, 2004, 203 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from June 1, 2004 to May 30, 2013 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), utilized in the disclosures contained in Note 1 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected option life	**6 years**	6 years	5 years
Risk-free interest rate	**2.6%**	5.1% to 5.3%	4.9% to 5.4%
Expected volatility of Kellwood stock	**37%**	37%	37%
Expected dividend yield on Kellwood stock	**2.1% to 2.6%**	2.5%	2.8%

(Dollars in thousands, except per share data)

The weighted-average grant date fair value of options granted was $7.56 for 2003, $8.51 for 2002 and $7.03 for 2001. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

(SHARES IN 000'S)	2003		2002		2001	
	OPTIONS	**EXERCISE PRICE**[1]	OPTIONS	EXERCISE PRICE[1]	OPTIONS	EXERCISE PRICE[1]
Beginning Balance	**3,312**	**$23.25**	3,097	$22.35	2,852	$21.68
Granted	**573**	**25.15**	689	25.57	569	22.93
Exercised	**(798)**	**21.87**	(388)	20.29	(258)	16.60
Forfeited or expired	**(157)**	**23.54**	(86)	22.88	(66)	20.99
Ending Balance	**2,930**	**$23.98**	3,312	$23.25	3,097	$22.35
Exercisable at Year-end	**1,354**	**$24.11**	1,702	$23.12	1,677	$22.39

Options outstanding and exercisable at January 31, 2004 include the following:

(SHARES IN 000'S)	*OPTIONS OUTSTANDING*			*OPTIONS EXERCISABLE*	
RANGE OF PRICES	REMAINING LIFE[1]	OPTIONS	EXERCISE PRICE[1]	OPTIONS	EXERCISE PRICE[1]
$16.13 — 19.69	**4.0 years**	**473**	**$17.44**	**294**	**$17.72**
$20.31 — 29.67	**7.0 years**	**2,171**	**$24.28**	**774**	**$23.42**
$32.28 — 36.00	**4.0 years**	**286**	**$32.56**	**286**	**$32.56**
$16.13 — 36.00	**6.0 years**	**2,930**	**$23.98**	**1,354**	**$24.11**

[1] *Weighted Average*

11. Capital Stock

The reported outstanding shares of common stock have been reduced by treasury stock totaling 6,690,299 shares at January 31, 2004 (6,668,184 shares at February 1, 2003). Authorized capital includes 500,000 shares of preferred stock, none of which have been issued.

Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of January 31, 2004.

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.

12. Income Taxes

	2003	2002	2001
The provision for income taxes consists of:			
Current:			
Domestic:			
Federal	**$ 33,941**	$11,381	$ 46,293
State	**2,702**	977	5,364
Foreign	**4,235**	3,504	2,885
Total current provision for income taxes	**40,878**	15,862	54,542
Deferred (primarily federal)	**(3,040)**	5,736	(31,942)
Total provision for income taxes	**$ 37,838**	$21,598	$ 22,600
The sources of income before income taxes are:			
United States	**$ 83,292**	$37,447	$ 36,644
Foreign	**27,183**	25,414	23,686
Kellwood total	**$110,475**	$62,861	$ 60,330

(Dollars in thousands, except per share data)

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) is as follows:

	2003	2002	2001
Statutory rate	**35.0%**	35.0%	35.0%
Foreign tax rate differential	**(2.1)**	(2.1)	(2.0)
Amortization of goodwill	**–**	–	2.2
State taxes, net of federal benefit	**1.4**	1.4	1.7
Other	**–**	–	0.6
	34.3%	34.3%	37.5%

Deferred income tax liabilities and assets consisted of the following:

	1/31/04	2/1/03	2/2/02
Employee related costs	**$ 13,286**	$ 8,221	$ 4,826
Depreciation and amortization	**(11,034)**	(15,105)	(5,724)
Allowance for asset valuations	**26,730**	17,900	14,374
Other	**(8,286)**	(9,313)	(12,225)
Net deferred income tax assets/(liabilities)	**$ 20,696**	$ 1,703	$ 1,251
Included in:			
Prepaid taxes and expenses	**$ 44,546**	$ 24,096	$ 20,440
Deferred income taxes and other	**(23,850)**	(22,393)	(19,189)
Net deferred income tax assets/(liabilities)	**$ 20,696**	$ 1,703	$ 1,251

The other deferred tax liability shown above consists substantially of deferred tax liabilities for undistributed foreign earnings not considered to be permanently invested, partially offset by deferred tax assets for accrued expenses not deductible until paid.

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled approximately $52,000 through January 31, 2004.

13. Earnings per Share

Earnings per share have been calculated as follows:

	2003	2002	2001
Numerators:			
Net earnings from continuing operations	**$72,637**	$41,263	$37,730
Net earnings from discontinued operations	**(1,552)**	747	–
Net earnings	**$71,085**	$42,010	$37,730
Denominators (000's):			
Average shares outstanding — Basic	**26,499**	24,564	22,761
Impact of stock options	**601**	308	151
Average shares outstanding — Diluted	**27,100**	24,872	22,912
Continuing operations	**$ 2.74**	$ 1.68	$ 1.66
Discontinued operations	**(.06)**	.03	–
Basic Earnings Per Share	**$ 2.68**	$ 1.71	$ 1.66
Continuing operations	**$ 2.68**	$ 1.66	$ 1.65
Discontinued operations	**(.06)**	.03	–
Diluted Earnings Per Share	**$ 2.62**	$ 1.69	$ 1.65

The calculation of diluted earnings per share excludes the impact of 350 and 1,658 stock options in 2002 and 2001, respectively, because to include them would have been antidilutive.

14. Commitments and Contingencies

The Company is currently party to various legal proceedings. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.

The Company has exclusive license agreements to market apparel under trademarks owned by other parties. These include Calvin Klein® for women's sportswear, IZOD® for women's sportswear, Def Jam™ for men's and women's sportswear, Liz Claiborne® for women's suits and XOXO® for juniors sportswear, intimate apparel and dresses. These agreements contain provisions for minimum royalty and advertising payments based on anticipated sales in future periods. In 2003 the royalty and advertising expense for these agreements totaled $23,839 and $2,246, respectively ($17,260 and $797 in 2002 and $21,708 and $888 in 2001).

(Dollars in thousands, except per share data)

Detail of the future minimum payments for all license agreements is as follows:

	ROYALTIES	ADVERTISING
2004	$12,842	$ 5,364
2005	17,729	6,831
2006	19,667	7,128
2007	15,889	5,905
2008	11,860	5,470
Thereafter	50	–
Total	$78,037	$30,698

15. Industry Segment and Geographic Area Information

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industries. The Company's operations are managed in a number of business units that are organized around individual product lines and brands. These business units are aggregated into three major consumer market product groupings along with General Corporate, which represent the Company's reportable segments. These segments are:

- **Women's Sportswear** designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. The product line includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines — upper price point women's sportswear sold principally to small specialty stores, regional department stores and catalog houses. A partial list of such brands are Sag Harbor,® Koret,® Jax,® David Dart,® David Meister,™ Dorby,™ My Michelle,® Briggs New York,® Northern Isles® and David Brooks.® Calvin Klein,® XOXO,® IZOD® and Bill Burns® are produced under licensing agreements.

- **Men's Sportswear** designs, manufactures and sells men's woven and knit shirts, pants and jeans sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates® business casual shirts, sweaters and tops and Nautica,® Claiborne® and Dockers® dress shirts.

- **Other Soft Goods** designs, merchandises and sells intimate apparel, infant apparel, and recreation products (tents, sleeping bags, backpacks and related products). The business is primarily branded goods including Kelty® and Sierra Design® for recreation products, Gerber® for infant apparel and Oscar de la Renta® for intimate apparel.

- **General Corporate** includes the following expenses at the corporate level that are not allocated to the above segments:
  - Corporate general and administrative expenses
  - Pension plan termination gain, and
  - Amortization of intangible assets

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment earnings for the three major consumer market product segments includes substantially all of the segment's costs of production (on a FIFO basis), distribution and administration.

Segment net assets measures net working capital, net fixed assets and other noncurrent assets and liabilities of each segment. Goodwill and net intangibles are included in the three major consumer market product segment's net assets, however the related amortization expense is included in amortization of intangibles at the corporate level and is not allocated to those segments. Certain corporate assets, including capitalized software, and debt and cash balances are accounted for at the corporate level and are not allocated to the three major consumer market product segments. Capital expenditures exclude the cost of long-lived assets included in acquisitions accounted for under purchase accounting.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share data)

	2003	2002	2001
Net sales:			
Women's Sportswear	**$1,406,296**	$1,313,407	$1,514,815
Men's Sportswear	**472,442**	395,452	347,822
Other Soft Goods	**467,743**	457,695	419,126
Kellwood net sales	**$2,346,481**	$2,166,554	$2,281,763
Segment earnings:[1]			
Women's Sportswear	**$ 112,541**	$ 101,772	$ 91,211
Men's Sportswear	**45,241**	36,207	29,590
Other Soft Goods	**27,878**	15,985	17,982
General Corporate	**(42,020)**	(45,408)	(35,446)
Total segments	**143,640**	108,556	103,337
Amortization of intangible assets	**9,532**	5,775	9,383
Provision for realignment[2]	**–**	12,086	–
Interest expense	**25,051**	27,884	34,823
Interest income and other	**(1,418)**	(50)	(1,199)
Earnings before income taxes	**$ 110,475**	$ 62,861	$ 60,330
Net assets at end of year:			
Women's Sportswear	**$ 269,188**	$ 278,352	$ 369,770
Men's Sportswear	**190,798**	156,908	126,535
Other Soft Goods	**141,067**	206,280	138,013
General Corporate	**46,242**	(82,871)	(177,619)
Continuing operations	**647,295**	558,669	456,699
Discontinued operations	**(3,913)**	450	–
Kellwood total	**$ 643,382**	$ 559,119	$ 456,699

[1] Realignment costs included in segment earnings above for 2002 were $673 for Women's Sportswear, $339 for Men's Sportswear and $1,889 for Other Soft Goods.

[2] For 2002 the provision for realignment relates to the segments as follows: $5,900 for Women's Sportswear, $1,503 for Men's Sportswear and $4,683 for Other Soft Goods.

	2003	2002	2001
Capital expenditures:			
Women's Sportswear	**$ 9,696**	$ 2,049	$ 3,930
Men's Sportswear	**5,989**	6,640	5,884
Other Soft Goods	**812**	794	1,158
General Corporate	**7,583**	5,021	8,161
Continuing operations	**24,080**	14,504	19,133
Discontinued operations	**(6)**	6	–
Kellwood total	**$24,074**	$14,510	$19,133
Depreciation expense:			
Women's Sportswear	**$ 6,771**	$ 7,632	$ 8,075
Men's Sportswear	**7,928**	7,831	8,074
Other Soft Goods	**3,181**	3,007	2,287
General Corporate	**7,823**	6,860	4,600
Continuing operations	**25,703**	25,330	23,036
Discontinued operations	**627**	839	–
Kellwood total	**$26,330**	$26,169	$23,036

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately $23,734 of the Company's net property, plant and equipment is located in Asia.

(Dollars in thousands, except per share data)

16. Selected Quarterly Financial Data (Unaudited)

QUARTER	FIRST	SECOND	THIRD	FOURTH
Fiscal 2003:				
Net sales	**$672,345**	**$508,861**	**$644,131**	**$521,144**
Gross profit	**137,564**	**106,830**	**141,149**	**115,736**
Net earnings from continuing operations	**21,123**	**7,850**	**30,869**	**12,795**
Net earnings (loss) from discontinued operations	**(295)**	**(1,164)**	**(619)**	**526**
Net earnings	**$ 20,828**	**$ 6,686**	**$ 30,250**	**$ 13,321**
Diluted earnings (loss) per share:				
Continuing operations	**$ .80**	**$ .29**	**$ 1.13**	**$ .46**
Discontinued operations	**(.02)**	**(.04)**	**(.02)**	**.02**
Net earnings (loss)	**$ .78**	**$ .25**	**$ 1.11**	**$ .48**
Fiscal 2002:				
Net sales	$ 570,680	$ 452,614	$ 622,626	$ 520,634
Gross profit	106,886	90,124	130,390	105,594
Provision for facilities realignment	7,244	–	3,115	1,727
Net earnings from continuing operations	8,547	3,665	20,685	8,366
Net earnings (loss) from discontinued operations	–	261	410	76
Net earnings	$ 8,547	$ 3,926	$ 21,095	$ 8,442
Diluted earnings (loss) per share:				
Continuing operations	$ .37	$ .15	$ .80	$ .33
Discontinued operations	–	.01	.02	–
Net earnings (loss)	$ .37	$ .16	$ .82	$ .33

Five Year Financial Summary

(Dollars in thousands, except per share data)

	2003	2002[2,3]	2001	2000[2]	1999[1,2]
Fiscal period ended	**1/31/04**	2/1/03	2/2/02	2/3/01	1/29/00
Net sales	**$2,346,481**	$2,166,554	$2,281,763	$2,362,174	$1,565,261
Net earnings from continuing operations	**72,637**	41,263	37,730	60,763	41,000
Net earnings (loss) from discontinued operations	**(1,552)**	747	–	–	–
Net earnings	**$ 71,085**	$ 42,010	$ 37,730	$ 60,763	$ 41,000
Earnings (loss) per share:					
Basic:					
Continuing operations	**$ 2.74**	$ 1.68	$ 1.66	$ 2.57	$ 1.49
Discontinued operations[4]	**(.06)**	.03	–	–	–
Net earnings	**$ 2.68**	$ 1.71	$ 1.66	$ 2.57	$ 1.49
Diluted:					
Continuing operations	**$ 2.68**	$ 1.66	$ 1.65	$ 2.57	$ 1.48
Discontinued operations[4]	**(.06)**	.03	–	–	–
Net earnings	**$ 2.62**	$ 1.69	$ 1.65	$ 2.57	$ 1.48
Cash dividends declared per share	**$ .64**	$ .64	$ .64	$ .64	$ .48
Working capital	**577,787**	589,446	539,827	544,639	576,120
Total assets	**1,292,074**	1,254,579	1,044,424	1,265,725	1,097,853
Long-term debt	**271,877**	278,115	307,869	411,331	346,479
Total debt	**274,620**	305,347	334,292	542,845	361,554
Shareowners' Equity	**643,382**	559,119	456,699	431,096	445,870
Equity per Share	**23.74**	22.48	19.94	19.00	17.04

[1] Nine Month Transition Period. In August 1999 the Company changed its fiscal year-end from May 1 to the Saturday nearest to January 31. This change resulted in a short fiscal year covering the nine month transition period from May 1, 1999 to January 29, 2000.

[2] Net earnings and earnings per share include the impact of the following (costs)/gain:

	2003	2002	2001	2000	1999[1]
Pretax:					
Restructuring and business realignment	$ –	$ (14,987)	$ –	$ –	$ –
Pension income and plan termination (gain)	–	–	–	13,224	4,305
Total pretax impact	–	(14,987)	–	13,224	4,305
Net earnings impact	$ –	$ (9,697)	$ –	$ 8,120	$ 2,574
Earnings per share impact:					
Basic	$ –	$ (.40)	$ –	$ .34	$ .09
Diluted	$ –	$ (.39)	$ –	$ .34	$ .09

[3] Pursuant to Statement of Financial Accounting Standards No. 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting, goodwill is no longer amortized.

[4] During fiscal 2003, the Company decided to discontinue their True Beauty by Emme® operations and sold their domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

Company Directory

Women's Sportswear

Kellwood Womenswear
120 West 45th Street,
27th Floor
New York, NY 10036
212-354-5700
212-575-7459 Fax

Executive Vice President and President of Womenswear: Stephen L. Ruzow

Briggs New York
38 Guest Street
Brighton, MA 02135
617-787-7700
617-783-4395 Fax

Chief Executive Officer and President: Richard Rosenberg
Chief Operating Officer: Leon Rosenberg

Key Brands: Briggs New York®
Product: Women's pants and skirts.

Calvin Klein Womens Better Sportswear
360 Park Avenue South,
2nd Floor
New York, New York 10010
212-798-3800
212-798-3888 Fax

Executive Vice President of Operations: John Windham

Key Brands: Calvin Klein®[1]
Product: Womens better sportswear.

Halmode Apparel, Inc.
1400 Broadway,
11th Floor
New York, NY 10018
212-564-7800
212-398-6462 Fax

Chief Executive Officer: Jay Diamond
President: Bea Myerson

Key brands: Koret® Lifestyle Dresses, Plaza South,™ Sag Harbor® Dresses, Sag Harbor® Suits
Product: Knit and woven dresses and suits.

IZOD Womenswear
1411 Broadway,
2nd Floor
New York, NY 10018
212-730-0664
646-728-6699 Fax

President: Suzanne J. Karkus

Key Brands: IZOD®[2] Womenswear
Product: Sportswear.

Jax CANADA
611 Alexander Street
Vancouver, BC CANADA
V6A 1E1
604-251-8600
604-251-8602 Fax

Chief Executive Officer and President: Mustafa S. Khan

Key Brands: Jax,® Melrose,® Studio Jax®
Product: Sportswear.

Kellwood New England
300 Manley Street
Brockton, MA 02303
508-513-3000
508-513-3013 Fax

President: Barbara Cavanagh

Key Brands: Bill Burns,®[3] David Brooks,® Northern Isles,® Pink Poodle,™ and private label
Product: Sweaters, knitwear, and sportswear.

Kellwood Western Region
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4122
626-934-4128 Fax

Chief Executive Officer: Arthur K. Gordon

David Dart Democracy Group
13083 East Temple Avenue
City of Industry, CA 91746
626-934-4133
626-934-3503 Fax

Key Brands: David Dart Collection,® David Dart Sport,® and Democracy®
Product: Sportswear, knitwear, sweaters, and dresses.

E•N•C
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4111
626-934-4112 Fax

President: Penny Aschkenasy

Key Brands: AJ Brandon,™ David Meister,™ Due Date,® Lucy Pereda,™[4] Sangria,™ Studio Ease,® Vintage Blue,™ Vintage Studio™
Product: Contemporary day and eveningwear, maternity wear, sportswear, casualwear, and dresses.

My Michelle
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4166
626-934-4165 Fax

President: Caren Belair

Key Brands: Jolt,™ Jaclyn B,® My Michelle®
Product: Dresses, sportswear, and denim for juniors and girls.

XOXO
1466 Broadway,
Room 704
New York, NY 10036
212-575-0273
212-575-0309 Fax

Key Brands: XOXO®[5]
Product: Dresses and sportswear.

Koret
505 14th Street
Oakland, CA 94612-1406
510-622-7000
510-622-7292 Fax

Chief Executive Officer and President: Harold S. Brooks

Key Brands: Beliza,™ Dockers®[6] Womens Tops, Koret,® Napa Valley®
Product: Sportswear.

Liz Claiborne Dresses and Suits
1400 Broadway,
11th Floor
New York, NY 10018
212-564-7800
212-354-7707 Fax

President: Denise Miller

Key brands: Liz Claiborne®[7] Dresses and Suits
Product: Dresses and suits.

New Campaign, Inc.
635 Madison Avenue,
15th Floor
New York, NY 10022
212-355-7656
212-355-1100 Fax

Chief Executive Officer: Margie Greenlees

Key Brands: Ralph Lauren,®[8] IZOD®[2] Accessories
Product: Belts, handbags, small leather goods, and other accessories.

O Oscar — An Oscar De La Renta Company
1407 Broadway, Room 610
New York, NY 10018
212-354-6161
212-354-6179 Fax

President: Jeffry Levy

Key Brands: O Oscar™[9]
Product: Sportswear.

 Footnotes are defined on the inside back cover.

Men's Sportswear

Sag Harbor

1407 Broadway, Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

Chief Executive Officer: Martin Brody
President: John R. Henderson

Key Brands: Sag Harbor,® Sag Harbor® Sport
Product: Sportswear.

The Dorby Group

463 Seventh Avenue, 15th Floor
New York, NY 10018
212-695-6212
212-563-4237 Fax

Dorby
1400 Broadway, 16th Floor
New York, NY 10018
212-695-6211
212-354-0825 Fax

Key Brands: DBY,™ Hipnotix,™ Suits Us™
Product: Dresses and career apparel.

Miss Dorby
1400 Broadway, Room 602
New York, NY 10018
212-730-7420
212-354-3747 Fax

President: Catharine Bandel

Key Brands: Lady Dorby,™ Miss Dorby,™ nine2nine®
Product: Dresses and career apparel.

Kellwood Menswear
1350 Sixth Avenue, 16th Floor
New York, NY 10019
212-894-6000
212-664-9770 Fax

President Menswear: Paul A. Robb

Def Jam University & Run Athletics

1400 Broadway, Suite 503
New York, NY 10018
646-348-6161
212-354-5787 Fax

President: Glen Farraye

Key Brands: Def Jam University,™(10) Run Athletics™(11)
Product: Activewear and streetwear.

Kellwood Men's and Boy's Sleepwear

366 5th Avenue, Room 304
New York, NY 10001
212-563-0780
212-563-0713 Fax

President: Robert Harris

Keybrands: Arrow,®(12) dug,™ Goodnight®(13)
Product: Loungewear and sleepwear.

Northern Isles

1350 Sixth Avenue, 16th Floor
New York, NY 10019
212-730-5830
212-730-5819 Fax

President: Ron Rheingold

Key Brands: Northern Isles®
Product: Sweaters, knit and woven tops, casual pants, and shorts.

Slates

1350 Sixth Avenue, 16th Floor
New York, NY 10019
212-894-6000
212-664-9770 Fax

President: Ron Rheingold

Key Brands: Slates®(14) Menswear
Product: Sweaters, knit and woven tops.

Phat Farm
512 Seventh Ave, 43rd Floor
New York, New York 10018
212-840-9399
212-391-9488 Fax

Chief Executive Officer: Russell Simmons
President: Bernt Ullmann

Key Brands: Phat Farm,® Baby Phat,® and Phat®
Product: Sportswear.

Smart Shirts Ltd.
55 King Yip Street
Kwun Tong, Kowloon
Hong Kong
011-852-279-75111
011-852-234-32715 Fax

Managing Director: Jesse C.P. Zee

Key Brands: Claiborne®(15) dress shirts, Dockers,®(14) Nautica®(16) dress shirts, and private label
Product: Dress and sport shirts, pants, and shorts.

Other Soft Goods

American Recreation Products, Inc.
1224 Fern Ridge Parkway, 2nd Floor
Saint Louis, MO 63141
314-576-8000
314-576-8072 Fax

President: George J. Grabner, Jr.

Key Brands: Eddie Bauer,®(17) Kelty,® Sierra Designs,® Slumberjack,® Wenzel®
Product: Tents, sleeping bags, backpacks, outdoor technical clothing, and related camping accessories.

Gerber Childrenswear, Inc.
7005 Pelham Road
Greenville, SC 29615
864-987-5200
864-987-5499 Fax

New York Office
1333 Broadway, Suite 700
New York, NY 10018
212-268-5100
212-268-7364 Fax

President: Patrick J. Burns

Key Brands: Curity,®(18) Gerber,®(19) Onesies,® Little Suzy's Zoo®(20)
Product: Underwear, undershirts, layettes, sleepwear, bedding, bath, cloth diapers, training pants, hosiery, bibs, gift sets, and shoes.

Kellwood Intimate Apparel
180 Madison Avenue, Suite 1102
New York, NY 10016
212-532-8340
212-696-3435 Fax

President: James Mogan

Key Brands: Berlei,® Dotti,® Dentelle,® IZOD®(2) Swimwear, L.A. Intimates,® Lucy Pereda™(4) Intimates, Oscar de la Renta Pink Label,®(21) Sag Harbor® Sleepwear, Stan Herman,®(22) XOXO®(5) Intimates
Product: Bras, panties, daywear, sleepwear, robes and dusters, swimwear, cover-ups, and performance activewear.

Common Stock Data

2003

	Stock Price		Dividends
	High	**Low**	**Paid**
First Quarter	**$30.54**	**$22.65**	**$.16**
Second Quarter	**34.85**	**26.79**	**.16**
Third Quarter	**38.34**	**31.50**	**.16**
Fourth Quarter	**42.89**	**34.90**	**.16**

2002

	Stock Price		Dividends
	High	Low	Paid
First Quarter	$28.90	$22.85	$.16
Second Quarter	32.50	24.90	.16
Third Quarter	26.65	19.70	.16
Fourth Quarter	29.07	23.45	.16

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At March 6, 2004, there were approximately 1,022 shareowners of record.

Annual Meeting

The Annual Meeting of shareowners will be held at 9 a.m. on Thursday, June 3, 2004, at:

Kellwood Company
600 Kellwood Parkway
Chesterfield, MO 63017

Shareowner Information

Communication regarding all shareowner records should be directed to the Company's transfer agent and registrar:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

Inquiries concerning matters of general interest to shareowners should be sent to Andee Althoff, Legal Assistant, at Kellwood headquarters, andee_althoff@kellwood.com.

Dividend Reinvestment Plan

A dividend reinvestment plan is offered to shareowners as an affordable and convenient way to increase your holdings in Kellwood Company common stock. The plan provides for the automatic reinvestment of your dividends and voluntary cash payments.

For more information on the program, contact:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 278-4353
www.amstock.com

For more information about Kellwood, the Company can be accessed via the Internet at www.kellwood.com.

Annual and 10-K Reports

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available to shareowners without charge. Your written request should be directed to:

Thomas H. Pollihan
Senior Vice President, Secretary
and General Counsel
Kellwood Company
P.O. Box 14374
St. Louis, Missouri 63178
tom.pollihan@kellwood.com

Additional copies of the annual report to shareowners are available by contacting the Corporate Communications department at the above address or at the following e-mail address:
corp_communications@kellwood.com

Stock Data

The common stock of Kellwood Company is traded on the New York Stock Exchange (NYSE) under the trading symbol of KWD.

Independent Accountants

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, Missouri 63101

Board of Directors

Raymond F. Bentele [1,2]
Retired President,
CEO and former Director
Mallinckrodt Group, Inc.
St. Louis, Missouri

Martin Bloom [1,2]
Chairman
MBI Associates
Milton, Massachusetts

Kitty G. Dickerson, Ph.D. [1,2,4]
Professor and Chair
Department of Textile and
Apparel Management
University of Missouri-Columbia
Columbia, Missouri

Leonard A. Genovese [1,2]
Director
Roslyn Bancorp, Inc.
Roslyn, New York

Martin J. Granoff
Chairman
Hampton County
Knitting Mills, Inc.
New York, New York

Jerry M. Hunter [4]
Partner
Bryan Cave
St. Louis, Missouri

Larry R. Katzen [1,3,4]
Retired Managing Partner
Great Plains Region
Arthur Andersen
St. Louis, Missouri

Janice E. Page [1,2,4]
Director
R.G. Barry Corp.
Columbus, Ohio

Hal J. Upbin [3]
Chairman and Chief
Executive Officer
Kellwood Company

Committees
[1] Audit Committee
[2] Compensation and Stock
Option Committee
[3] Executive Committee
[4] Corporate Governance
Committee

Officers

Hal J. Upbin
Chairman and
Chief Executive Officer

Robert C. Skinner, Jr.
President and
Chief Operating Officer

W. Lee Capps, III
Executive Vice President
Finance and
Chief Financial Officer

Stephen L. Ruzow
Executive Vice President and
President of Womenswear

Thomas H. Pollihan
Senior Vice President,
Secretary and General Counsel

Lawrence E. Hummel
Vice President Finance

Roger D. Joseph
Vice President, Treasurer and
Investor Relations

Donald R. Riley
Vice President and
Chief Information Officer

Donna B. Weaver
Vice President,
Corporate Communications

Footnotes to Directory of Business Segments, pages 58-59

(1) Women's Better Sportswear manufactured under license from Calvin Klein, Inc., owner of the Calvin Klein® trademark.
(2) Manufactured under license from Phillips-Van Heusen Corporation, owner of the trademark ZOD.
(3) Manufactured under license from Bill Burns New York, Inc., owner of the trademark Bill Burns.
(4) Lucy Pereda's name, signature, likeness, and artwork are used under license from Lucy Pereda.
(5) Manufactured under license from Global Brand Holdings, LLC, owner of the XOXO® trademark.
(6) Women's woven, knit, sweaters and jackets manufactured under license from Levi Strauss & Co., owner of the Dockers® trademark.
(7) Liz Claiborne Dresses and Suits manufactured under license from L.C. Licensing, Inc., owner of the trademark Liz Claiborne.
(8) Manufactured under license from PRL USA, Inc. and Polo Ralph Lauren Corporation, owner of the trademark Ralph Lauren.
(9) Women's Moderate Sportswear manufactured under license from Oscar de la Renta Ltd., owner of the O Oscar® trademark.
(10) Manufactured under license from DJ ULC, LLC, owner of the Def Jam University® trademark.
(11) Manufactured under license from Run Athletics, LLC, owner of the Run Athletics® trademark.
(12) Manufactured under license from Cluett, Peabody & Co., Inc.
(13) Manufactured under license from The Goodnight Family LLC, owner of the trademark Goodnight.
(14) Knit and woven shirts, dress shirts, sweaters and outerwear manufactured under license from Levi Strauss & Co., owner of the trademarks Slates® and Dockers.
(15) Dress shirts manufactured under license from L.C. Licensing, Inc., owner of the trademark Claiborne.
(16) Dress shirts manufactured under license from Nautica Apparel, Inc., owner of the trademark Nautica.
(17) Manufactured under license from Eddie Bauer, Inc., owner of the Eddie Bauer® trademark.
(18) Manufactured under license from Tyco Healthcare Group, owner of the trademark Curity.
(19) Manufactured under license from Gerber Products Co., owner of the trademark Gerber.
(20) Manufactured under license from Suzy's Zoo, owner of the trademark Little Suzy's Zoo.
(21) Manufactured under license from Oscar de la Renta Ltd., owner of the trademark Oscar de la Renta Pink Label.
(22) Manufactured under license from Stan Herman Designs, owner of the trademark Stan Herman.

KELLWOOD

Kellwood Company
600 Kellwood Parkway
Chesterfield, Missouri 63017
314-576-3100
www.kellwood.com